UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

Red Oak Capital Fund Series, LLC
(Exact name of issuer as specified in its charter)

Delaware	93-3783959
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110

Charlotte, North Carolina 28209

(Full mailing address of principal executive offices)

(616) 343-0697

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

6.5% Senior Secured Bonds (Series A Bonds) (issued by ROCF II Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund II, LLC)

8.5% Senior Secured Bonds (Series B Bonds) (issued by ROCF II Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund II, LLC)

9.5% Senior Secured Bonds (Series C Bonds) (issued by ROCF II Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund II, LLC)

6.25% Senior Secured Bonds (Series A Bonds) (issued by ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund IV, LLC)

8.25% Senior Secured Bonds (Series B Bonds) (issued by ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund IV, LLC)

6.5% Senior Secured Bonds (Series Ra Bonds) (issued by ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund IV, LLC)

9.0% Senior Secured Bonds (Series Rb Bonds) (issued by ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund IV, LLC)

7.50% Senior Secured Bonds (A Bonds) (issued by ROCF V Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund V, LLC)

8.00% Senior Secured Bonds (A R-Bonds) (issued by ROCF V Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund V, LLC)

7.50% Senior Secured Bonds (B Bonds) (issued by ROCF V Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund V, LLC)

8.00% Senior Secured Bonds (B R-Bonds) (issued by ROCF V Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund V, LLC)

In this semi-annual report, references to the “Company,” “we,” “us” “our” or similar terms refer to Red Oak Capital Fund Series, LLC, a Delaware limited liability company, together with ROCF Series II, ROCF Series IV, ROCF Series V, and ROIOF Series. References to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and managing member. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund Series, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward- looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in certain of the offering circulars of each series, filed pursuant to Rule 253(g)(2) as well as those set forth in our Exchange Circular related to the Series II exchange offer discussed below and filed as an exhibit to the Company’s Current Report on Form 1-U on April 29, 2024.  In each case, the factors may be found under the caption “RISK FACTORS,” and each filing is available at www.sec.gov.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

This Semi-Annual Report is being filed with the United States Securities and Exchange Commission (“SEC”) by Red Oak Capital Fund Series, LLC, a Delaware series limited liability company (together with our series, the “Company”), certain series of which (ROCF II Series, ROCF IV Series, and ROCF V Series), are successors, respectively, to Red Oak Capital Fund II, a Delaware limited liability company (“ROCF II”), Red Oak Capital Fund IV, LLC, a Delaware limited liability company (“ROCF IV”), and Red Oak Capital Fund V, LLC, a Delaware limited liability company (“ROCF V”) (each of ROCF II, ROCF IV, and ROCF V a “Predecessor Issuer” and, collectively the “Predecessor Issuers”) pursuant to Rule 257(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, the Company is subject to the informational requirements of Regulation A under the Securities Act of 1933, as amended (the “Securities Act”) and, in accordance therewith, files the reports and other information with the SEC that otherwise have been required to be filed by the Predecessor Issuers with respect to debt securities originally issued pursuant to Regulation A (the “Regulation A Securities”) under the Securities Act by the Predecessor Issuers.

Red Oak Capital Fund Series, LLC, a Delaware limited liability company, was formed on September 18, 2023 to continue the business of the Predecessor Issuers to acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that seeks to preserve and protect our capital while producing attractive risk-adjusted returns generated from current income of our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital GP, LLC (“Manager”), a wholly-owned affiliate of our sponsor, The Oak Companies, Inc. (“Sponsor”), as well as our origination and servicing affiliate, Red Oak Financial, LLC, also a wholly-owned affiliate of our Sponsor, rather than subrogate those responsibilities to a third party.

On September 29, 2023, as part of the plan to streamline and make more efficient the financial and administrative operations of certain companies associated with Red Oak Capital GP, LLC, a Delaware limited liability company (“Red Oak GP”), the Company, the Predecessor Issuers and Red Oak Income Opportunity Fund, LLC, a Delaware limited liability company (“ROIOF” and, together with the Predecessor Issuers, the “Merging Funds”) entered into an agreement and plan of merger dated as of September 29, 2023 (the “Merger Agreement”). Pursuant to the Merger Agreement, each of the Merging Funds was separately merged with and into the Company (the “Mergers”), at which time each Merging Fund became a separate series of the Company (each a “Series” and, collectively, the “Series”), succeeding to and continuing to operate the existing business of the respective Merging Fund. The Merger Agreement provides that, upon consummation of the Mergers, the Company would assume all obligations of each Predecessor Issuer for ongoing reporting under Regulation A and would thereafter file all reports required by Rule 257(b) under the Securities Act.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We, through the Series, succeeded to the businesses of the Merging Funds on September 29, 2023. Through June 30, 2026, we have not received any additional net proceeds from capital raising as all offerings are closed.

As of June 30, 2026, the Company held 16 senior secured loans, with two of those loans being participated with one other fund in the series, providing approximately $99.9 million of senior secured loans to various borrowers, which is gross of $11.6 million in participation loans payable. The Company also held two unsecured loans with a single borrower, with an aggregate outstanding balance of $2.8 million extended as seller financing in connection with the Company’s sale of the previously held loan with Laura Trio, LLC. The portfolio of loans possessed a weighted average interest rate of 11.78% and a weighted average additional paid-in-kind (“PIK”) interest rate of 1.01%. The portfolio loans have maturities ranging from June 2024 to January 2031.

The following table outlines the major terms of each loan closed by a series of the Company (or any Predecessor Issuer) as lender and outstanding at June 30, 2026:

Borrower	Location	Maturity	Note Principal[1]	Interest Rate
ROCF II Series
21 West QOZ, LLC	Indianapolis, IN	8/31/2026	$600,000	11.00%
BMG Trio LLC (Carryback Note)	Jacksonville, FL	1/31/2029	$2,000,000	5.00%[3]
BMG Trio LLC (IRR Note)	Jacksonville, FL	1/31/2031	$800,000	0.00%[3]
ROCF II Series Total			$3,400,000
ROCF IV Series
Milwaukee Logan Investments, LLC	Chicago, IL	10/31/2024	$3,250,000	14.50%
Penn Grand Property, LLC	Oklahoma City, OK	10/31/2026	$5,750,000	10.00%[2]
1525 19th Street Flats LLC	Washington, DC	2/28/2026	$4,175,000	15.75%[2]
551 Albany Ave, LLC	Brooklyn, NY	8/31/2026	$2,824,000	15.50%[2]
SWC Cedar Mill Holding, LLC	Portland, OR	9/30/2027	$6,000,000	9.00%[2]
4632 Owner, LLC	Bossier City, LA	11/30/2027	$1,500,000	10.00%[2]
Fairfax Holdings, LLC	Fairfield, AL	11/30/2027	$7,700,000	10.25%[2]
Valley Forge Apt, LLC	Memphis, TN	8/31/2027	$7,700,000	10.25%[2]
ROCF IV Series Total			$38,899,000
ROCF V Series
939 4th St. LLC	San Diego, CA	6/30/2024	$13,750,000	14.50%
Chicago 3850, LLC	Chicago, IL	6/30/2025	$3,100,000	14.50%
YP Trillium, LLC	Hoffman Estates, IL	11/8/2024	$8,300,000	11.75%
Sky Irondequoit, LLC	Rochester, NY	8/31/2026	$1,525,000	9.50%
ROCF V Series Total			$26,675,000
ROIOF Series
The Atrium CT, LLC	Bloomfield, CT	2/28/2026	$11,500,000	14.50%
JV SBAM SB, LLC	Grand Rapids, MI	8/31/2024	$11,175,000	16.00%
Scripps Two, LLC	Sacramento, CA	11/30/2024	$9,000,000	14.00%
1525 19th Street Flats LLC	Washington, DC	2/28/2026	$1,300,000	15.75%[2]
4632 Owner, LLC	Bossier City, LA	11/30/2027	$760,000	10.00%[2]
ROIOF Series Total			$33,735,000

[1]	Note Principal represents total note principal net of related-party participations and gross of participations with Red Oak Intermediate Income Fund, LLC. It does not reflect any reserves for loan losses or deferred fees.
[2]	Current rate based on the 30-day SOFR rate plus 525 to 700 basis points, net of embedded fees payable by the borrower to ROF.
[3]	The BMG Trio LLC $2.0 million and $0.8 million notes are unsecured. The carryback note accrues paid-in-kind interest at 5.00% per annum. The IRR note does not accrue interest but contains a 12.00% IRR threshold that is compared to a calculated IRR at time of a Capital Event to determine required payment amounts from the borrower to ROCF II Series.

As of June 30, 2026, the Company held properties acquired through foreclosure as follows:

ROCF II Series held one property with a carrying value of $1.5 million and a participation interest in one additional property with recoverable proceeds of $3.7 million, the latter of which is reflected within the Due from related parties line on the Consolidated Balance Sheet.

ROCF IV Series held one property with a carrying value of $15.9 million, of which $8.0 million is reflected within the Due to related parties line on the Consolidated Balance Sheet, representing recoverable proceeds owed to ROCF II Series, ROCF V Series, ROIOF Series, and Oak Institutional Credit Solutions, LLC, a related party, which all have equal rights in the proceeds ultimately recovered from the property’s disposition.

ROCF V Series held one property with carrying value of $10.6 million and participation interests in two additional properties with aggregate recoverable proceeds of $10.3 million, the latter of which are reflected within the Due from related parties line on the Consolidated Balance Sheet.

ROIOF Series held one property with a carrying value of $17.3 million, of which $8.7 million is reflected within the Due to related parties line on the Consolidated Balance Sheet, representing recoverable proceeds owed to ROCF V Series which has equal rights in the proceeds ultimately recovered from the property’s disposition. ROIOF Series also held a participation interest in one additional property with recoverable proceeds of $1.1 million, which is reflected within the Due from related parties line on the Consolidated Balance Sheet.

We are managed by our Manager, which is wholly owned by The Oak Companies, Inc., our Sponsor, a Charlotte, North Carolina based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for the Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Six-months Ended June 30, 2026

We operate on a calendar year. Set forth below is a discussion of our operating results for the six months ended June 30, 2026. For the six months ended June 30, 2026, our total consolidated revenues from operations, mainly consisting of $4.1 million of mortgage interest income, amounted to $6.5 million. Operating expenses for the same period, including interest expense of $11.3 million, property expenses of $2.1 million, and management fees of $1.6 million, amounted to $17.5 million. Net loss for the period amounted to $11.1 million.

We estimate our cost of capital across the Series at approximately 11.5% to 12.3%, which includes interest expense on the bonds as well as management fees and initial selling costs. The weighted average internal rate of return (IRR) on our senior secured loans through September 28, 2026 has been just over 20.0%, calculated on a gross, asset-level basis and limited to loans that have been fully realized. This figure reflects interest income and fee revenue generated over the life of those loans. During the six months ended June 30, 2026, the Series continued to deploy capital into senior secured loans, thereby reducing the negative spread between the yield on interest-earning assets and the cost of capital. Through the date of this report, the Series have deployed substantially all of their capital into senior secured loans.

In January 2025, the Company’s affiliates (ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, and ROIOF SPV, LLC) and two other related parties (ROCF VI SPV, LLC and ROCF VII SPV, LLC) entered into an agreement with Cross River Bank to provide a $50 million line of credit. Amounts drawn accrue interest at one-month term SOFR plus an applicable margin and the line matures on January 7, 2028. We anticipate this facility will continue to enhance yields and generate materially higher revenue and net income for the Series in current and future periods, which we further anticipate will help mitigate their negative equity positions going forward.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to zero to one half percent (0.00%-0.50%) of the outstanding and unpaid principal at the time of each additional extension and a zero to one half percent (0.00% - 0.50%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part and are generally not subject to a prepayment penalty. Some loans in the portfolio are subject to the following penalty for prepayment: any payment of principal within the first six (6) months of the loan term is subject to a penalty of six months’ minimum interest on the unpaid principal balance.

ROCF II Series and Subsidiaries

As of June 30, 2026, ROCF II Series and its subsidiaries held one senior secured loan and two unsecured loans, pursuant to which the Company provided $0.6 million of senior secured lending and $2.8 million of unsecured lending to various borrowers. This set of loans possessed a weighted average interest rate of 4.88% and maturities ranging from August 2026 to January 2031.

For the six months ended June 30, 2026, ROCF II Series’ consolidated total revenues from operations were $0.2 million. Operating costs for the same period, including interest expense of $2.2 million, a loan loss provision of $0.2 million, general and administrative fees of $0.2 million, and property expenses of $0.1 million, amounted to $2.7 million. Net loss for the period amounted to $2.8 million.

On January 22, 2026 Red Oak Capital Holdings, LLC, an affiliated entity, issued a demand promissory note to ROCF II Series with a principal amount of $1.0 million. Interest is accrued at 5.0% per annum and any interest accrued during this period along with the principal amounts are due to Red Oak Capital Holdings, LLC upon demand by the lender. On February 3, 2026, ROCF II Series paid off the promissory note in its entirety, which also included $1,806 of outstanding interest.

On January 28, 2026, ROCF II Series sold the mortgage note with borrower Laura Trio, LLC to BMG Trio LLC for a $5.5 million purchase price plus a $0.8 million IRR note maturing on January 31, 2031. Of the $5.5 million purchase price, ROCF II Series received $3.5 million in cash upon closing and financed the remaining $2.0 million through a carryback note with the buyer that matures on the earlier of (a) a foreclosure payoff event, (b) January 21, 2029, or (c) the closing of a construction loan. The carryback note bears accrual interest of 5.00% per annum, compounding monthly, and contains a pay down provision requiring no less than a $1.0 million pay down on or before May 31, 2027. The $0.8 million IRR note contains a 12.00% IRR threshold that is compared to a calculated IRR return at time of a Capital Event, such as a sale or project refinancing, to determine required payment amounts to ROCF II Series. Upon closing of the note sale, ROCF II Series paid off Red Oak Capital Intermediate Income, LLC’s, an affiliated entity, $1.1 million participation in the loan. As of June 30, 2026, the Company has a $0.1 million and $0.8 million loan loss reserve established on the carryback note and IRR note, respectively.

On February 6, 2026, ROCF II Series entered into a Loan Participation and Servicing Agreement whereby ROCF II Series purchased a participation interest equal to 12.99% of a $7.7 million senior secured loan from ROCF IV Series, for a sale price of $1.0 million. The mortgage loan holds a variable interest rate of the 30-day SOFR Rate plus 600 basis points, which equated to an all-in rate of 10.00% at the time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on August 31, 2027, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying commercial property is a multifamily building located in Memphis, TN.

On February 9, 2026, ROCF II Series sold the $2.8 million mortgage loan with Keego Harbor MHC-Michigan, LLC to a third-party, Keego Harbor Orchard, LLC, for $2.7 million, resulting in a partial repayment of the loan’s carrying amount, inclusive of principal, accrued and unpaid interest and fees, and reserves. ROCF II Series paid off Red Oak Capital Intermediate Income Fund, LLC’s, an affiliated entity, $1.4 million participation interest in the loan.

On February 12, 2026, ROCF II Series entered into a loan participation repurchase agreement whereby ROCF IV Series repurchased a participation interest equal to 12.99% of the $7.7 million senior secured loan with Valley Forge Apt LLC from ROCF II Series for a purchase price of $1.0 million.

As of June 30, 2026, ROCF II Series had $3.7 million in recoverable proceeds recorded within the Due from related parties line on the consolidated balance sheet related to the multifamily property in Washington, D.C. that previously secured a $15.5 million senior secured mortgage loan with 4069-4089 Minnesota Ave NE LLC. The lead lender is in the process of renovating the property and will ultimately liquidate it.

Subsequent to the end of the period, ROCF II Series sold the multifamily apartments located in Dallas, TX for $1.1 million. The sale is expected to close on October 26, 2026. The Company foreclosed on the loan with 1234 Templecliff LLC on August 5, 2025. Red Oak Capital Intermediate Income Fund, LLC, an affiliated entity, holds a $0.6 million minority participation interest in the loan and will receive first priority proceeds upon closing of the sale. Oak Institutional Credit Solutions, LLC, an affiliated entity, holds a $0.5 million minority participation interest in the loan and will split the remaining $0.5 million in sale proceeds on a pari passu basis with ROCF II Series.

ROCF IV Series and Subsidiaries

As of June 30, 2026, ROCF IV Series and its subsidiaries held eight senior secured loans, pursuant to which the Company provided $38.9 million of senior secured lending to various borrowers. This set of loans possessed a weighted average interest rate of 11.34% and maturities ranging from October 2024 to November 2027.

For the six months ended June 30, 2026, ROCF IV Series’ consolidated total revenues from operations were $2.3 million. Operating costs for the same period, including interest expense of $2.5 million, property expenses of $0.6 million, and management fees of $0.4 million, amounted to $4.0 million. Net loss for the period amounted to $1.7 million.

On February 6, 2026, ROCF IV Series provided a $7.7 million senior secured mortgage loan to Valley Forge Apt LLC. The mortgage loan holds a variable interest rate of the 30-day SOFR Rate plus 600 basis points, which equated to an all-in rate of 10.00% at the time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on August 31, 2027, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying commercial property is a multifamily building located in Memphis, TN. ROCF IV Series entered into a Loan Participation and Servicing Agreement whereby ROCF IV Series sold participation interests equal to 12.99% of the $7.7 million senior secured loan to ROCF II Series and Oak Institutional Credit Solutions, LLC, an affiliated entity, for sale prices of $1.0 million each, respectively.

On February 12, 2026, ROCF IV Series entered into loan participation repurchase agreements whereby ROCF IV Series repurchased participation interests equal to 12.99% of the $7.7 million senior secured loan with Valley Forge Apt LLC from both ROCF II Series and Oak Institutional Credit Solutions, LLC, an affiliated entity, for purchase prices of $1.0 million. On the same day, and subsequent to execution of the repurchase agreements, ROCF IV Series entered into a Loan Participation Agreement with an unaffiliated third-party, whereby ROCF IV Series sold a participation interest equal to 90.00% of the $7.7 million loan for a sales price of $6.9 million. Of the $6.9 million commitment, the third-party participant has funded $6.5 million as of June 30, 2026. The third-party participation interest is accounted for as a secured borrowing whereby the full $7.7 million in loan principal is grossed up on the Company’s consolidated balance sheet in the mortgage loans receivable line and amounts actually drawn from the third-party participant’s $6.9 million commitment are reflected as a participation payable.

On March 12, 2026, ROCF IV SPV, LLC placed mortgage note borrower, 551 Albany Ave., LLC, into default when the 10-day cure period lapsed following the issuance of a notice of default that was not cured. Management placed the loan into nonaccrual status on March 12, 2026, in accordance with its policy. Subsequent to the end of the period, the Company sold the loan to an unaffiliated third party for $2.6 million. Net proceeds from the loan sale were $1.2 million after accounting for a $1.4 million buyer credit for remaining unfunded construction reserves.

On March 25, 2026, ROCF IV Series entered into a loan participation repurchase agreement whereby ROCF VI SPV, LLC, an affiliated entity, repurchased a participation interest equal to 14.59% of the $8.4 million senior secured loan with 140 Holiday Owner, LLC from ROCF IV Series, for a purchase price of $1.2 million.

On April 13, 2026, ROCF IV Series entered into loan participation agreement whereby ROCF IV Series purchased a participation interest equal to 27.03% of an $11.1 million senior secured loan with Clayton Realco, LLC from Oak Institutional Credit Solutions, LLC, an affiliated entity, for a purchase price of $3.0 million.

On April 15, 2026, ROCF IV Series placed mortgage note borrower, The 1525 19th Street Flats LLC, into default when the 10-day cure period lapsed following the issuance of a notice of default that was not cured. Management placed the loan into nonaccrual status on April 15, 2026, in accordance with its policy. As of the date of this report, management has postponed an auction to allow time for takeout financing to close.

On April 16, 2026, mortgage note borrower Sharif Capital 7, LLC & Sharif Investments Indy-7, LLC, paid off its $8.6 million note. ROCF IV Series received $8.7 million in proceeds from the payoff, resulting in a full repayment of the loan’s principal amount, accrued and unpaid interest and fees, and construction reserves. Of the $8.7 million in proceeds, ROCF IV Series retained $2.6 million after remitting $3.4 million and $2.7 million to ROIOF Series and Oak Institutional Credit Solutions, LLC, respectively, to pay off their participation interests in the loan. Of the $2.6 million retained by ROCF IV Series, $0.7 million was used to pay down the Cross River Bank credit facility.

On April 9, 2026, the court granted a receivership motion on the $3.3 million loan with Milwaukee Logan Investments, LLC Series 3. Subsequent to the end of the period, the borrower paid off its note and ROCF IV Series received $3.8 million in proceeds, resulting in a full payoff of the loan’s carrying amount.

On June 12, 2026, ROCF IV Series entered into a loan participation repurchase agreement whereby Oak Institutional Credit Solutions, LLC, an affiliated entity, repurchased a participation interest equal to 27.03% of the $11.1 million senior secured loan with Clayton Realco, LLC from ROCF IV Series, for a purchase price of $3.0 million.

As of June 30, 2026, ROCF IV Series has $15.9 million recognized as real estate owned related to the multifamily property in Washington, D.C. that previously secured a $15.5 million senior secured mortgage loan with 4069-4089 Minnesota Ave NE LLC. ROCF IV Series has also recorded $8.0 million within the Due to related parties line on the Consolidated Balance Sheet, representing recoverable proceeds owed to ROCF II Series, ROCF V Series, ROIOF Series, and Oak Institutional Credit Solutions, LLC, which are all participants in the asset with equal rights in the proceeds ultimately recovered from the property’s disposition. The Company is in the process of renovating the property and will ultimately liquidate it.

ROCF V Series and Subsidiaries

As of June 30, 2026, ROCF V Series and its subsidiaries held four senior secured loans, pursuant to which the Company provided $26.7 million of senior secured lending to various borrowers, gross of $4.1 million in participation loans payable. This set of loans possessed a weighted average interest rate of 13.36% and maturities ranging from June 2024 to August 2026.

For the six months ended June 30, 2026, ROCF V Series’ consolidated total revenues from operations were $0.8 million. Operating costs for the same period, including interest expense of $3.3 million, a provision for credit losses of $1.1 million, management fees of $0.6 million, property expenses of $1.0 million, amounted to $6.1 million. Net loss for the period amounted to $5.2 million.

On January 21, 2026, the mortgage note borrower, Princeton Development, LLC, made a partial paydown of $1.0 million, which was applied to outstanding amounts as follows: $0.3 million to principal, $0.4 million to outstanding interest, and $0.3 million to outstanding fees. On April 22, 2026, the borrower made an additional paydown of $0.3 million, which was applied to outstanding amounts as follows: $0.2 million to outstanding interest and $0.1 million to outstanding fees and overdrawn reserves. During the six months ended June 30, 2026, ROCF V Series entered into seven amended Forbearance & Loan Modification Agreements, in addition to the previous ten amendments in 2025, with the borrower with the 17th amended agreement’s forbearance period ending June 3, 2026. As part of the 17th amendment, ROCF V Series was issued a 2% profits interest in Princeton Development, LLC. As of June 30, 2026, the profits interest was valued at $0.4 million and is fully presented on ROCF V Series’ balance sheet as Investments, at fair value. ROCF V Series also recorded $0.3 million as Due to related parties for ROIOF Series’ and Red Oak Capital Holdings, LLC’s pari passu participation interests in the profits interest. Management postponed the trustee sale after the June 3, 2026 forbearance period end to allow the sponsor time to close takeout financing. On June 18, 2026, the mortgage loan borrower paid off the loan in full, resulting in a full repayment of the loan’s principal amount, accrued and unpaid interest and fees, and reserves.

On January 22, 2026, Red Oak Capital Holdings, LLC, our Sponsor, issued a demand promissory note to ROCF V Series with a principal amount of $1.4 million. Interest is accrued at 5.0% per annum and any interest accrued during this period along with the principal amounts are due to Red Oak Capital Holdings, LLC upon demand by the lender. As of June 30, 2026, $0.03 million in interest was accrued and unpaid.

On March 26, 2026, the court approved a receivership motion related to the $4.5 million loan with Chicago 3850, LLC. As of the date of this report, the receiver has listed the property for sale.

On April 14, 2026, ROCF V Series entered into a loan participation agreement whereby ROCF VI SPV, LLC, an affiliate of the Series LLC, purchased a participation interest equal to 46.51% of the $8.6 million senior secured loan with Sky Irondequoit, LLC for the purchase price of $4.0 million. Subsequent to the end of the period, the borrower paid off the loan in full. ROCF V Series received $8.4 million in proceeds from the payoff, resulting in a full repayment of the loan’s principal amount, accrued and unpaid interest and fees, and reserves. Of the $8.4 million in proceeds, ROCF V Series retained $1.1 million after remitting $6.2 million and $1.1 million to Red Oak Capital Fund VI, LLC and Oak Institutional Credit Solutions, LLC, respectively, to pay off their participation interests in the loan. Of the $1.1 million retained by ROCF V Series, $0.4 million was used to pay down the Cross River Bank credit facility.

As of June 30, 2026, ROCF V Series had $1.6 million in recoverable proceeds recorded within the Due from related parties line on the consolidated balance sheet related to the multifamily property in Washington, D.C. that previously secured a $15.5 million senior secured mortgage loan with 4069-4089 Minnesota Ave NE LLC. The lead lender is in the process of renovating the property and will ultimately liquidate it.

As of June 30, 2026, ROCF V Series had $8.7 million in recoverable proceeds recorded within the Due from related parties line on the consolidated balance sheet related to the hospitality property in Phoenix, AZ that previously secured a $16.3 million senior secured mortgage loan with Pro Hospitality Ninea, LLC. The property is currently open and operating under the Best Western flag and the lead lender is evaluating whether switching to a different major hotel operator flag and undergoing a required property improvement plan (“PIP”) would deliver more accretive returns in the property’s ultimate liquidation.

During the six months ended June 30, 2026, mortgage note borrower 939 4th St LLC completed fire restoration using insurance proceeds received related to a 2024 fire at the property. As of the date of this report, the Company is in the process of entering a forbearance agreement with the borrower which will allow time for the borrower to lease up the property and obtain takeout financing.

During the six months ended June 30, 2026, the $8.3 million mortgage loan with YP Trillium, LLC remained in receivership. The receiver has contracted with a leasing agent and is in the process of leasing up the property. Upon foreclosure, the Company anticipates continuing lease up efforts prior to ultimately liquidating the asset.

ROIOF Series and Subsidiaries

As of June 30, 2026, ROIOF Series and its subsidiaries held five senior secured loans, pursuant to which the Company provided $33.7 million of senior secured lending to various borrowers, gross of $1.0 million in participation loans payable. This set of loans possessed a weighted average interest rate of 14.81% and maturities ranging from August 2024 to November 2027.

For the six months ended June 30, 2026, ROIOF Series’ consolidated total revenues from operations were $3.2 million. Operating costs for the same period, including interest expense of $3.3 million, property expenses of $0.5 million, and management fees of $0.6 million, amounted to $4.5 million. Net loss for the period amounted to $1.2 million.

On January 21, 2026, the mortgage note borrower, Princeton Development, LLC, made a partial paydown of $1.0 million, which was applied to outstanding amounts as follows: $0.3 million to principal, $0.4 million to outstanding interest, and $0.3 million to outstanding fees. On April 22, 2026, the borrower made an additional paydown of $0.3 million, which was applied to outstanding amounts as follows: $0.2 million to outstanding interest and $0.1 million to outstanding fees and overdrawn reserves. Additionally, ROCF V Series, the lead lender, entered into seven additional amended Forbearance & Loan Modification Agreements with the borrower with the 17th amended agreement’s forbearance period ending June 3, 2026. As part of the 17th amendment, ROCF V Series was issued a 2% profits interest in Princeton Development, LLC. As of June 30, 2026, the profits interest was valued at $0.4 million and is fully presented on ROCF V Series’ balance sheet as Investments, at fair value. ROIOF Series recorded $0.2 million as Due from related parties for its pari passu participation interest in the profits interest. ROCF V Series postponed the trustee sale after the June 3, 2026 forbearance period end to allow the sponsor time to close takeout financing. On June 18, 2026, the mortgage loan borrower paid off the loan in full, resulting in a full repayment of the loan’s principal amount, accrued and unpaid interest and fees, and reserves.

On February 28, 2026, mortgage note borrower The Atrium CT, LLC failed to pay outstanding principal and interest at maturity. Management has not issued a notice of default through the date of this report, and is working with the sponsor to list the property for sale and ultimately pay off the outstanding loan.

On March 25, 2026, ROIOF Series entered into a loan participation repurchase agreement whereby ROCF VI SPV, LLC, an affiliated entity, repurchased a participation interest equal to 14.23% of the $8.4 million senior secured loan with 140 Holiday Owner, LLC from ROIOF Series, for a purchase price of $1.2 million.

On April 13, 2026, ROIOF Series entered into a loan participation agreement whereby ROIOF Series purchased a participation interest equal to 18.92% of an $11.1 million senior secured loan with Clayton Realco, LLC from Oak Institutional Credit Solutions, LLC, an affiliated entity, for a purchase price of $2.1 million.

On April 15, 2026, ROCF IV Series, the lead lender, placed mortgage note borrower, The 1525 19th Street Flats LLC, into default when the 10-day cure period lapsed following the issuance of a notice of default that was not cured. Management placed the loan into nonaccrual status on April 15, 2026, in accordance with its policy. As of the date of this report, ROCF IV Series has postponed an auction to allow time for takeout financing to close.

On April 16, 2026, mortgage note borrower Sharif Capital 7, LLC & Sharif Investments Indy-7, LLC, paid off its $8.6 million note. ROIOF Series received $3.4 million in proceeds from the payoff, resulting in a full repayment of the loan’s principal amount, accrued and unpaid interest and fees, and construction reserves. Of the $3.4 million proceeds, $0.8 million was used to pay down the Cross River Bank credit facility.

On June 12, 2026, ROIOF Series entered into a loan participation repurchase agreement whereby Oak Institutional Credit Solutions, LLC, an affiliated entity, repurchased a participation interest equal to 18.92% of the $11.1 million senior secured loan with Clayton Realco, LLC from ROIOF Series, for a purchase price of $2.1 million.

As of June 30, 2026, the mortgage loan with JV SBAM SB, LLC remained in receivership. As of the date of this report, management is in the process of modifying the loan which is anticipated to bring the loan back to a current, accrual status.

As of June 30, 2026, the mortgage loan with Scripps Two, LLC remains in default. As of the date of this report, management has entered into an agreement to sell the loan to an unaffiliated third party for $10.0 million. The sale is anticipated to close in October 2026.

As of June 30, 2026, ROIOF Series had $1.1 million in recoverable proceeds recorded within the Due from related parties line on the consolidated balance sheet related to the multifamily property in Washington, D.C. that previously secured a $15.5 million senior secured mortgage loan with 4069-4089 Minnesota Ave NE LLC. The lead lender is in the process of renovating the property and will ultimately liquidate it.

As of June 30, 2026, ROIOF Series has $17.3 million recognized as real estate owned related to the multifamily property in Phoenix, AZ that previously secured a $16.3 million senior secured mortgage loan with Pro Hospitality Ninea, LLC. ROIOF Series has also recorded $8.7 million within the Due to related parties line on the Consolidated Balance Sheet, representing recoverable proceeds owed to ROCF V Series, who is participant in the asset with equal rights in the proceeds ultimately recovered from the property’s disposition. The property is currently open and operating under the Best Western flag and the lead lender is evaluating whether switching to a different major hotel operator flag and undergoing a required property improvement plan (“PIP”) would deliver more accretive returns in the property’s ultimate liquidation.

Results of Operations – For the Six-months Ended June 30, 2025

We operate on a calendar year. Set forth below is a discussion of our operating results for the six months ended June 30, 2025. For the six months ended June 30, 2025, our total consolidated revenues from operations, mainly consisting of $5.4 million of mortgage interest income and $1.1 million of property income, amounted to $7.3 million. Operating expenses for the same period, including interest expense of $11.4 million, property expenses of $2.1 million, and management fees of $1.6 million, amounted to $16.6 million. Net loss for the period amounted to $9.2 million.

In January 2025, the Company’s subsidiaries (ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, and ROIOF SPV, LLC) and two other related parties (ROCF VI SPV, LLC and ROCF VII SPV, LLC) entered into an agreement with Cross River Bank for a $50 million secured revolving loan facility. On March 4, 2025, the Company sold $56.6 million in mortgage loans to its subsidiaries to be pledged as part of the borrowing base. The Company’s subsidiaries drew $14.1 million on the line and as of June 30, 2025, the Company’s subsidiaries had $9.8 million drawn. Amounts drawn accrue interest at one-month term SOFR plus an applicable margin and the facility expires on January 7, 2028.

ROCF II Series and Subsidiaries

As of June 30, 2025, ROCF II Series and its subsidiaries held five senior secured loans, pursuant to which the Company provided $15.0 million of senior secured lending to various borrowers, gross of $3.1 million in participation loans payable. This set of loans possessed a weighted average interest rate of 14.22% and maturities ranging from October 2024 to March 2026.

For the six months ended June 30, 2025, ROCF II Series’ consolidated total revenues from operations were $1.1 million. Operating costs for the same period, including interest expense of $2.4 million, participation interest expense of $0.1 million, and a benefit from credit losses of $0.8 million, amounted to $1.8 million. Net loss for the period amounted to $0.7 million.

On March 4, 2025, ROCF II Series sold a $4.0 million mortgage loan secured by multifamily apartments in Indianapolis, IN, its $4.1 million interest in a $4.6 million mortgage loan secured by multifamily apartments in North Bend, OR, and its $1.4 million interest in a $2.8 million mortgage loan secured by manufactured housing in Keego Harbor, MI to ROCF II SPV, LLC (“ROCF II SPV”), a fully consolidated subsidiary of the Company, to be pledged as security for the $50.0 million Cross River Bank facility. ROCF II SPV drew $2.4 million, gross of closing fees, on March 4, 2025, and had $0.2 million drawn as of June 30, 2025.

On April 21, 2025, Legacy Lofts II LLC and Legacy Lofts III LLC paid off its note with a principal balance of $5.8 million. ROCF II Series received approximately $6.0 million in proceeds from the payoff, resulting in the full repayment of the loan’s carrying amount, inclusive of all principal. Oak Institutional Credit Solutions, LLC, an affiliated entity, and Red Oak Capital Intermediate Income Fund, LLC held $1.1 million and $2.8 million participation interests in the loan, respectively.

On April 25, 2025, Eagle Crest Village Apartments, LLC paid off its note with a principal balance of $4.6 million. ROCF II SPV received approximately $4.7 million in proceeds from the payoff resulting in full repayment of the loan’s carrying amount, inclusive of all principal. Oak Institutional Credit Solutions, LLC, an affiliated entity, held a $0.5 million participation interest in the loan. On May 2, 2025, ROCF II SPV paid down $1.0 million of the Cross River Bank facility using payoff proceeds.

On May 2, 2025, mortgage loan borrower 1234 Templecliff LLC defaulted on a $2.3 million senior secured loan for failure to pay outstanding interest and principal at maturity. On August 5, 2025, the Company acquired the multifamily property via trustee sale. ROCF II Series provided the $2.3 senior secured mortgage loan, Red Oak Intermediate Income Fund, LLC held a $0.6 million minority participation interest, and Oak Institutional Credit Solutions, LLC, an affiliated entity, held a $0.5 million minority participation interest in the loan that matured on March 31, 2025. ROCF II Series took ownership of the property through ROCFII Templecliff, LLC, a wholly owned subsidiary.

On May 2, 2025, mortgage loan borrower Laura Trio, LLC defaulted on a $6.3 million senior secured loan for failure to pay outstanding interest and principal at maturity and a covenant default related to a lien placed on the property for city code violations.

On June 1, 2025, ROCF II SPV entered into a loan participation agreement whereby ROCF II SPV sold a participation interest in the loan held with 21 West QOZ, LLC equal to approximately 85% of a $4.0 million senior secured loan to ROCF VI SPV, LLC, a related party and Delaware limited liability company, for a purchase price of $3.4 million. ROCF II SPV paid down $1.2 million of the Cross River Bank facility using sale proceeds.

On June 10, 2025, Patio Theater Holdings, LLC paid off its note with a principal balance of $2.4 million. ROCF II Series received approximately $2.7 million in proceeds from the payoff resulting in a partial repayment of the loan’s carrying amount, inclusive of principal, accrued and unpaid interest and fees, and construction reserves.

Subsequent to June 30, 2025, mortgage loan borrower Keego Harbor MHC – Michigan, LLC failed to pay outstanding interest and principal at the July 31, 2025 maturity. Management issued a notice of default to the borrower on September 29, 2025, with a cure date of October 13, 2025.

ROCF IV Series and Subsidiaries

As of June 30, 2025, ROCF IV Series and its subsidiaries held nine secured loans, pursuant to which the Company provided $40.5 million of senior secured lending to various borrowers. This set of loans possessed a weighted average interest rate of 12.37% and maturities ranging from December 2023 to July 2026.

For the six months ended June 30, 2025, ROCF IV Series’ consolidated total revenues from operations were $1.7 million. Operating costs for the same period, including interest expense of $2.4 million, provision for credit losses of $0.6 million, and management fees of $0.4 million, amounted to $3.5 million. Net loss for the period amounted to $1.7 million.

On March 4, 2025, ROCF IV Series sold a $5.8 million mortgage loan secured by multifamily apartments in Oklahoma City, OK, a $1.7 million mortgage loan secured by multifamily apartments in Indianapolis, IN, its $3.0 million interest in an $8.6 million mortgage loan secured by multifamily apartments in Lawrence, IN, its $6.4 million interest in a $9.2 million mortgage loan secured by multifamily apartments in Philadelphia, PA, and its $2.2 million interest in a $3.8 million mortgage loan secured by multifamily apartments in Washington, DC to ROCF IV SPV, LLC (“ROCF IV SPV”), a fully consolidated subsidiary of the Company, to be pledged as security for the $50.0 million Cross River Bank facility. ROCF IV SPV drew $4.8 million, gross of closing fees, on March 4, 2025, and had $4.8 million drawn as of June 30, 2025.

On April 28, 2025, mortgage note borrower Milwaukee Logan Investments, LLC Series 3 defaulted on a $3.3 million senior secured loan for failure to pay property taxes and failure to pay outstanding interest and principal at maturity.

On May 13, 2025, ROCF IV Series entered into a loan participation repurchase agreement whereby ROCF IV Series sold its participation interest in the loan held with 1400 Cherry Holdings, LLC equal to approximately 25.81% of a $1.6 million senior secured loan to Red Oak Income Opportunity Fund II, LLC, a related party and Delaware limited liability company, for a purchase price of $0.4 million.

ROCF V Series and Subsidiaries

As of June 30, 2025, ROCF V Series and its subsidiaries held six senior secured loans, pursuant to which the Company provided $37.2 million of senior secured lending to various borrowers, gross of $4.1 million in participation loans payable. This set of loans possessed a weighted average interest rate of 11.70% and maturities ranging from June 2024 to March 2026.

For the six months ended June 30, 2025, ROCF V Series’ consolidated total revenues from operations were $2.1 million. Operating costs for the same period, including interest expense of $3.4 million, property expenses of $1.3 million, and provision for credit losses of $0.6 million, amounted to $6.1 million. Net loss for the period amounted to $4.3 million.

On August 1, 2024, mortgage loan borrower Princeton Development LLC defaulted on a $6.0 million senior secured loan for failure to pay outstanding interest and principal at maturity. On February 28, 2025, ROCF V Series entered into a Forbearance & Loan Modification Agreement with the borrower, setting a forbearance period ended March 31, 2025. ROCF V Series holds 50.00% of the $6.0 million senior secured loan and ROIOF Series holds a participation interest equal to 50.00% of the loan. During the period, the Company amended the forbearance agreement four times, with the fourth amendment having a forbearance period ended July 15, 2025.

On March 4, 2025, ROCF V Series sold its $7.5 million interest in an $8.6 million mortgage loan secured by a retail shopping center in Rochester, NY to ROCF V SPV, LLC (“ROCF V SPV”), a fully consolidated subsidiary of the Company, to be pledged as security for the $50.0 million Cross River Bank facility. ROCF V SPV drew $1.9 million, gross of closing fees, on March 4, 2025, and had $1.9 million drawn as of June 30, 2025.

On March 13, 2025, mortgage note borrower YP Trillium, LLC informed management that it will turn over its property. The Company issued a notice of default on May 15, 2025 with a May 23, 2025 cure period date for failure to pay property taxes, failure to pay a mechanic’s lien, and failure to pay outstanding interest and principal at maturity.

On April 15, 2025, a noticed of default issued by ROCF V Series to mortgage note borrower, 939 4th St LLC was recorded for failure to make timely interest payments and failure to pay outstanding interest and principal at maturity. The borrower failed to cure the notice of default by the July 14, 2025 cure period end date.

On June 7, 2025, ROCFV Series entered into a loan participation agreement whereby ROCFV Series sold a participation interest in the loan held with Chicago 3850, LLC equal to approximately 31.11% of a $4.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $1.4 million.

ROIOF Series and Subsidiaries

As of June 30, 2025, ROIOF Series and its subsidiaries held nine senior secured loans, pursuant to which the Company provided $44.4 million of senior secured lending to various borrowers, gross of $1.0 million in participation loans payable. This set of loans possessed a weighted average interest rate of 11.58% and maturities ranging from August 2024 to May 2026.

For the six months ended June 30, 2025, ROIOF Series’ consolidated total revenues from operations were $2.4 million. Operating costs for the same period, including interest expense of $3.4 million, property expenses of $0.7 million, and management fees of $0.6 million, amounted to $5.1 million. Net loss for the period amounted to $2.5 million.

On March 4, 2025, ROIOF Series sold an $11.5 million mortgage loan secured by a mixed-use building in Bloomfield, CT, its $1.7 million interest in a $5.5 million mortgage loan secured by multifamily apartments in Ocean Springs, MS, its $3.0 million participation interest in an $8.6 million mortgage loan secured by multifamily apartments in Lawrence, IN, its $2.8 million participation interest in a $9.2 million mortgage loan secured by multifamily apartments in Philadelphia, PA, and its $1.6 million participation interest in a $3.8 million mortgage loan secured by multifamily apartments in Washington, DC to ROIOF SPV, LLC (“ROIOF SPV”), a fully consolidated subsidiary of the Company, to be pledged as security for the $50.0 million Cross River Bank facility. ROIOF SPV drew $5.1 million, gross of closing fees, on March 4, 2025, and had $3.0 million drawn as of June 30, 2025.

On March 5, 2025, the hotel located in Phoenix, AZ formerly owned by Pro Hospitality NineA, LLC, was acquired by ROIOF Series via trustee sale. ROIOF Series provided a $16.3 million senior secured mortgage loan and ROCF V Series held an $8.1 million participation interest in the loan that originally matured on October 12, 2023. ROIOF Series took ownership of the property through ROIOF Clarendon, LLC, a wholly owned subsidiary. The Company secured a Best Western affiliation for the hotel.

On April 15, 2025, ROIOF SPV paid down $1.8 million of the Cross River Bank facility.

On May 1, 2025, ROIOF SPV sold its interest in the loan held with The Breakers Property Owners, LLC equal to approximately 30.58% of a $5.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $1.7 million. On May 20, 2025, ROIOF SPV paid down $0.4 million of the Cross River Bank facility using sale proceeds.

On May 8, 2025, a notice of default was recorded in Sacramento County in California on a $9.0 million loan held with Scripps Two, LLC. The 90-day cure period lapsed on August 6, 2025.

On May 13, 2025, ROIOF Series entered into a loan participation repurchase agreement whereby ROIOF Series sold its participation interest in the loan held with 1400 Cherry Holdings, LLC equal to approximately 22.58% of a $1.6 million senior secured loan to Red Oak Income Opportunity Fund II, LLC, a related party and Delaware limited liability company, for a purchase price of $0.4 million.

On June 24, 2025, a court appointed a receiver for the $11.2 million senior secured loan with JV SBAM SB, LLC that previously defaulted on September 15, 2024.

Liquidity and Capital Resources

Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

On January 7, 2025, the Company’s subsidiaries (ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, and ROIOF SPV, LLC) and two other affiliates (ROCF VI SPV, LLC and ROCF VII SPV, LLC) entered into an agreement with Cross River Bank for a $50.0 million secured revolving loan facility. As part of the agreement, the Company sold certain senior secured loans to its subsidiaries, which are held as collateral securing the facility. On March 4, 2025, the Company’s subsidiaries drew $14.1 million on the facility. As of June 30, 2026, the Company’s subsidiaries had $15.9 million drawn. The Company will continue to use these proceeds to acquire new senior secured commercial real estate loans.

We anticipate that cash generated from operations will be used to fund our operating and administrative expenses and continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient, we may exercise the option to partially leverage assets to increase liquidity or seek additional borrowings or other sources of funds. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations. With respect to ROCF IV Series, conditions exist that raise substantial doubt about its ability to continue as a going concern; see Note 2 for further discussion of these conditions and management’s plans to address them.

We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering and the Cross River Bank facility, and there is no assurance that such sources of financing will be available on favorable terms or at all.

ROCF II Series and Subsidiaries

As of June 30, 2026, ROCF II Series and its subsidiaries had $38.1 million of long-term bonds payable, net, and cash on hand of $2.2 million.

On April 24, 2024, ROCF II Series provided notice of its right to extend the maturity date, originally August 1, 2024, for an additional six months prior to repayment of the outstanding 8.5% Senior Secured Bonds (“Series B Bonds”), placing final extended maturity at February 1, 2025. On the same date, management notified investors of an offer to exchange all or a portion of their Series B Bonds, each denominated in $1,000 principal amounts, for ROCF II Series’ new 9.5% Senior Secured Bonds (“Series C Bonds”), also denominated $1,000 in principal amounts and having a maturity four years from the date on which applicable the exchange is closed. The exchange expired on November 30, 2024, and the Series C Bonds were issued on December 2, 2024. As of December 2, 2024, $36.8 million aggregate principal amount at maturity of Series B Bonds, representing approximately 80% of the amount of Series B Bonds outstanding, had been tendered in exchange for an equal principal amount of Series C Bonds. Due to additional investor interest, management made an additional offer to exchange Series B Bonds for Series C Bonds on February 17, 2025 under materially the same terms as the initial exchange offer. The expiration of the additional exchange offer was March 24, 2025, which resulted in an additional $2.3 million of aggregate principal amount at maturity of B Bonds being tendered in exchange for equal principal amount of Series C Bond principal. The exchanges were offered under an exemption from registration pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended, and was undertaken to avoid the expense and delays associated with a new capital raise.

Due to liquidity constraints of ROCF II Series, the Series B Bonds were not redeemed on the maturity date of February 1, 2025 and remained outstanding as of June 30, 2025. On March 13, 2025, UMB Bank, N.A., as the Indenture Trustee for the Series B Bondholders, issued to us a Notice of an Event of Default and Reservation of Rights related to the maturity of the remaining Series B Bonds. On June 23, 2025, ROCF II Series notified UMB Bank, N.A. and Series B Bondholders of its intent to pay in full the principal and accrued interest associated with the outstanding Series B Bonds by August 22, 2025. ROCF II Series delivered full payment of outstanding Series B Bond principal and interest to its paying agents on August 21, 2025.

ROCF IV Series and Subsidiaries

As of June 30, 2026, ROCF IV Series and its subsidiaries had $44.0 million of short-term bonds payable, net, and cash on hand of $9.2 million.

On March 5, 2026, ROCF IV Series provided notice of its right to extend the maturity date, originally June 30, 2026, for an additional six months prior to repayment of the outstanding 8.25% Senior Secured Series B Bonds (“Series B Bonds”) and 9.00% Senior Secured Series Rb Bonds (“Series Rb Bonds”), placing final extended maturity at December 31, 2026. The maturity date extension was taken as a proactive measure within the terms of the bond indenture to provide sufficient runway for an orderly liquidation of the Bonds.

On August 26, 2026, ROCF IV Series provided notice to Series B and Series Rb bondholders of a partial bond principal redemption effective August 31, 2026. ROCF IV Series delivered a partial redemption payment to the trustee, UMB Bank N.A., and paying agent, Vistra, on August 28, 2026 in the amount of $4.6 million, consisting of the $4.5 million partial principal repayment and $0.1 million in partial period interest on the principal amount repaid.

Management is executing a structured disposition strategy designed to maximize recoveries and fully repay the remaining $40.0 million in outstanding Series B and Rb Bond principal by the extended maturity date. This strategy includes scheduled loan payoffs from performing portfolio assets, ongoing negotiations to accelerate payoffs on select non-performing loans, and the anticipated liquidation of REO assets at values consistent with current appraisals. Recent payoff activity reflects continued progress toward full repayment. Subsequent to the end of the period, ROCF IV Series received two loan payoffs totaling $4.9 million on the Milwaukee Logan Investments, LLC Series 3 and 551 Albany Ave., LLC loans, strengthening the Company’s near-term liquidity position. A portion of these payoffs were used towards the return of principal payments referred to in the preceding paragraph.

ROCF V Series and Subsidiaries

As of June 30, 2026, ROCF V Series and its subsidiaries had $36.6 million of short-term bonds payable, net and $32.2 million of long-term bonds payable, net, and cash on hand of $3.0 million.

On August 13, 2026, ROCF V Series provided notice of its right to extend the maturity date, originally December 31, 2026, for an additional six months prior to repayment of the outstanding 7.50% Senior Secured A Bonds (“A Bonds”) and 8.00% Senior Secured A R Bonds (“A R Bonds”), placing final extended maturity at June 30, 2027. The maturity date extension was taken as a proactive measure within the terms of the bond indenture to provide sufficient runway for an orderly liquidation of the Bonds.

ROIOF Series and Subsidiaries

As of June 30, 2026, ROIOF Series and its subsidiaries had $36.5 million of short-term bonds payable, net, $27.7 million of long-term bonds payable, net, and cash on hand of $6.7 million.

On May 1, 2026, ROIOF Series provided notice of its right to extend the maturity date, originally June 30, 2026, for an additional six months prior to repayment of the outstanding 8.00% Senior Secured CORE Bonds (“CORE Bonds”) and 8.65% Senior Secured CORE R Bonds (“CORE R Bonds”), placing final extended maturity at December 31, 2026. The maturity date extension was taken as a proactive measure within the terms of the bond indenture to provide sufficient runway for an orderly liquidation of the Bonds.

Trend Information

As of June 30, 2026, all offerings for the Series are closed and, as such, we will no longer issue any additional bonds. We intend to use the net proceeds from the offerings to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

We are actively managing a steady pipeline of origination opportunities and, subject to market conditions, expect to maintain our capital deployment momentum through the end of 2026. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

In early 2025, the Company’s subsidiaries and two of its affiliates secured a $50.0 million loan facility from Cross River Bank. In March 2025, the Company’s subsidiaries drew $14.1 million from this facility. As of June 30, 2026, the Company’s subsidiaries had $15.9 million drawn on the facility, and plans to continue using these funds to invest in new commercial real estate loans.

Macroeconomic conditions remain uncertain due to persistent inflationary pressures, heightened geopolitical tensions, and the continued implementation of tariffs on key imports and exports. These factors have contributed to increased costs for businesses and consumers alike, an increase in market volatility, and pressure on both consumer and commercial credit performance. Rising interest rates and inflation have the potential to dampen borrower demand and repayment capacity, while volatility in global capital markets may affect our own liquidity and capital raising efforts. Additionally, the combined effects of tariffs, inflation, and supply chain disruptions could further impact the credit quality of our loan portfolio, particularly in sectors sensitive to trade and interest rate fluctuations. We are currently unable to quantify the full impact these events may have on us. We may experience adverse effects on the performance of our loans in the future due to ongoing economic headwinds, including the effect of tariffs, which may materially alter our ability to pay our debt service obligations and fees.

ROCF II Series and Subsidiaries

During the first half of 2026, the Company received $3.7 million through loan sales on two senior secured loans. The Company also financed $2.8 million on one of the loan sales, retaining an unsecured $2.0 million carryback note and an unsecured $0.8 million IRR note. Proceeds from the two note sales were partially used to pay down the Cross River Bank facility and the remainder will be used for payment of the Company’s operating and administrative expenses, and all continuing debt service obligations. As additional assets are realized, proceeds will be redeployed into new senior secured loans.

A multifamily property located in Texas that was acquired by ROCF II Series via foreclosure in 2025 had a carrying value of $0.6 million at June 30, 2026. Subsequent to the end of the period, the Company sold the property for $1.1 million. The sale is expected to close on October 16, 2026. Red Oak Capital Intermediate Income Fund, LLC, an affiliated entity, holds a $0.6 million minority participation interest in the loan and will receive first priority proceeds upon closing of the sale. Oak Institutional Credit Solutions, LLC an affiliated entity, holds a $0.5 million minority participation interest in the loan and will split the remaining $0.5 million in sale proceeds with ROCF II Series on a pari passu basis, in accordance with the Loan Participation Agreement. Additionally, ROCF II Series had recoverable proceeds of $3.7 million recorded as of June 30, 2026 on a multifamily property located in the District of Columbia that was acquired by the lead lender, ROCF IV Series, via foreclosure in 2025. The lead lender is in the process of renovating the property and will ultimately liquidate it.

ROCF IV Series and Subsidiaries

During the first half of 2026, the Company closed one senior secured commercial real estate loan with principal of $7.7 million, purchased a participation interest from a related party for $3.0 million, sold participation interests in three loans to related parties for $6.2 million, repurchased two participation interests previously sold to related parties for $2.0 million and entered into a participation agreement with a third party that is accounted for as a secured borrowing for $6.9 million. Additionally, one loan with aggregate principal of $8.6 million paid off in full during the period. Proceeds from the payoff and participation interest sold during the period were partially used to pay down the Cross River Bank facility and the remainder was used for payment of the Company’s operating and administrative expenses, continuing debt service obligations, and the partial Series B and Series Rb principal paydown that occurred subsequent to the end of the period.

As of June 30, 2026, ROCF IV Series had a $16.1 million carrying value recorded on a multifamily property located in the District of Columbia that was acquired via foreclosure in 2025. Of the $16.1 million carrying value, recoverable proceeds of $8.0 million are owed to related party participants. The Company is in the process of renovating the property and will ultimately liquidate it. As additional assets are realized, proceeds will be used for payment of the Company’s operating and administrative expenses, and all continuing debt service obligations.

ROCF V Series and Subsidiaries

During the first half of 2026, the Company sold a participation interest in one loan for $4.0 million to a related party and one loan, in which the Company held $1.5 million in loan principal, paid off in full. Proceeds from the participation interest sold and payoff were partially used to pay down the Cross River Bank facility and the remainder was used for payment of the Company’s operating and administrative expenses, and continuing debt service obligations.

As of June 30, 2026, ROCF V Series held a participation interest in a hotel located in Arizona that was acquired by the lead lender, ROIOF Series, via foreclosure in 2025. The hotel operates under the Best Western flag. ROCF V Series had recoverable proceeds of $8.7 million recorded as of June 30, 2026. Additionally, ROCF V Series had recoverable proceeds of $1.6 million recorded as of June 30, 2026 on a multifamily property located in the District of Columbia that was acquired by the lead lender, ROCF IV Series, via foreclosure in 2025. The lead lender is in the process of renovating the property and will ultimately liquidate it. As additional assets are realized, proceeds will be used to pay the Company’s operating and administrative expenses, continuing debt service obligations, and redeployed into new senior secured loans.

ROIOF Series and Subsidiaries

During the first half of 2026, the Company sold participation interests in two loans for an aggregate $3.3 million to related parties and purchased a participation interest in a loan from a related party for $2.1 million. Additionally, two loans in which ROIOF Series held $6.0 million paid off in full during the period. Proceeds from the participation interest sold and loan payoffs were partially used to pay down the Cross River Bank facility and the remainder will be deployed into new senior secured loans.

As of June 30, 2026, ROIOF Series had a $17.4 million carrying value recorded on a hotel located in Arizona that was acquired by the Company via foreclosure in 2025. The hotel operates under the Best Western brand. Of the $17.4 million carrying value, recoverable proceeds of $8.7 million are owed to ROCF V Series, who is a participant. Additionally, ROIOF Series had recoverable proceeds of $1.1 million recorded as of June 30, 2026 on a multifamily property located in the District of Columbia that was acquired by the lead lender, ROCF IV Series, via foreclosure in 2025. The lead lender is in the process of renovating the property and will ultimately liquidate it. Borrowings under the Cross River Bank facility and cash generated from future loan realizations will be deployed into new senior secured loans

Item 2. Other Information

None.

Item 3. Financial Statements

RED OAK CAPITAL FUND SERIES, LLC

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2026 AND DECEMBER 31, 2025

Red Oak Capital Fund Series, LLC and its Subsidiaries

Red Oak Capital Fund Series, LLC and its Subsidiaries

Consolidated Balance Sheets

June 30, 2026

(Unaudited)

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	Red Oak Capital Fund Series, LLC	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$2,239,121	$9,214,188	$3,045,108	$6,712,833	$497	$-	$21,211,747
Investments, at fair value	-	-	377,896	-	-	-	377,896
Mortgage loans receivable, held for investment, net	598,990	15,319,415	17,412,432	28,564,000	-	-	61,894,837
Loan interest receivable	32,089	236,771	2,248,095	1,839,411	-	-	4,356,366
Accrued paid-in-kind interest	145,653	169,000	1,429,183	1,872,818	-	-	3,616,654
Accounts receivable	41,386	36,033	-	21,006	-	-	98,425
Due from other	9,677	409,261	35,470	211,890	-	-	666,298
Due from related parties	3,736,873	-	10,339,068	1,256,626	-	(15,332,567)	-
Prepaid expenses	-	-	-	72,341	-	-	72,341
Total current assets	6,803,789	25,384,668	34,887,252	40,550,925	497	(15,332,567)	92,294,564

Long-term assets:
Mortgage loans receivable, held for investment, net	1,885,294	22,735,905	-	754,701	-	-	25,375,900
Property - held for sale, net	1,464,717	16,078,767	10,584,000	17,394,594	-	-	45,522,078
Other Assets	61,600	-	-	831,724	-	-	893,324
Total long-term assets	3,411,611	38,814,672	10,584,000	18,981,019	-	-	71,791,302

Total assets	$10,215,400	$64,199,340	$45,471,252	$59,531,944	$497	$(15,332,567)	$164,085,866

Liabilities and Member’s Deficit

Current liabilities:
Bonds payable, net	$-	$44,005,999	$36,561,098	$36,545,911	$-	$-	$117,113,008
Participation loans payable, net	-	-	4,067,000	1,000,000	-	-	5,067,000
Loan interest payable	-	52,303	-	-	-	-	52,303
Loan interest reserves	117,980	2,629,819	64,678	-	-	-	2,812,477
Loan construction reserves	239,484	8,170,936	578,471	819	-	-	8,989,710
Bond interest payable	928,744	913,232	1,315,030	1,327,073	-	-	4,484,079
Due to affiliates	-	192,693	1,244,832	287,184	-	-	1,724,709
Accrued expenses	763,329	297,849	1,050,393	281,305	-	-	2,392,876
Due to related parties	1,273,950	8,616,693	4,509,793	7,724,716	-	(15,332,567)	6,792,585
Other current liabilities	23,769	-	-	55,376	-	-	79,145
Total current liabilities	3,347,256	64,879,524	49,391,295	47,222,384	-	(15,332,567)	149,507,892

Long-term liabilities:
Bonds payable, net	38,056,950	-	32,233,040	27,652,302	-	-	97,942,292
Participation loans payable, net	-	6,496,298	-	-	-	-	6,496,298
Credit facility, net	72,777	2,417,362	247,377	2,952,121	-	-	5,689,637
Total long-term liabilities	38,129,727	8,913,660	32,480,417	30,604,423	-	-	110,128,227

Member’s deficit	(31,261,583)	(9,593,844)	(36,400,460)	(18,294,863)	497	-	(95,550,253)

Total liabilities and member’s deficit	$10,215,400	$64,199,340	$45,471,252	$59,531,944	$497	$(15,332,567)	$164,085,866

The accompanying notes are an integral part of the consolidated financial statements.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Consolidated Balance Sheets

December 31, 2025

(Audited)

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	Red Oak Capital Fund Series, LLC	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$1,074,588	$9,783,746	$3,259,515	$2,177,977	$383	$-	$16,296,209
Mortgage loans receivable, held for investment, net	9,022,370	19,610,608	23,961,660	35,671,928	-	-	88,266,566
Loan interest receivable	140,002	-	1,813,501	2,764,874	-	-	4,718,377
Accrued paid-in-kind interest	222,172	169,000	1,600,850	1,978,210	-	-	3,970,232
Accounts receivable	12,631	-	-	14,948	-	-	27,579
Due from other	62,242	160,130	68,083	784,440	-	-	1,074,895
Due from related parties	3,589,628	-	10,582,921	1,025,608	-	(15,198,157)	-
Prepaid expenses	-	-	-	3,808	-	-	3,808
Total current assets	14,123,633	29,723,484	41,286,530	44,421,793	383	(15,198,157)	114,357,666

Long-term assets:
Mortgage loans receivable, held for investment, net	-	15,054,161	-	752,850	-	-	15,807,011
Property - held for sale, net	1,453,499	15,927,859	10,584,000	17,330,095	-	-	45,295,453
Other Assets	61,600	-	-	-	-	-	61,600
Total long-term assets	1,515,099	30,982,020	10,584,000	18,082,945	-	-	61,164,064

Total assets	$15,638,732	$60,705,504	$51,870,530	$62,504,738	$383	$(15,198,157)	$175,521,730

Liabilities and Member’s Deficit

Current liabilities:
Bonds payable, net	$-	$44,153,796	$37,069,251	$7,494,671	$-	$-	$88,717,718
Participation loans payable	2,472,000	-	4,067,000	1,000,000	-	-	7,539,000
Loan interest payable	17,722	31,024	-	-	-	-	48,746
Loan interest reserves	268,261	3,252,626	541,297	-	-	-	4,062,184
Loan construction reserves	707,039	9,378,857	3,212,558	819	-	-	13,299,273
Bond interest payable	928,744	922,736	1,336,424	1,334,233	-	-	4,522,137
Due to affiliates	-	181,250	625,538	288,947	-	-	1,095,735
Accrued expenses	597,267	174,414	317,963	260,136	-	-	1,349,780
Due to related parties	1,123,204	7,762,598	2,329,450	9,032,769	-	(15,198,157)	5,049,864
Other current liabilities	29,596	-	-	72,392	-	-	101,988
Total current liabilities	6,143,833	65,857,301	49,499,481	19,483,967	-	(15,198,157)	125,786,425

Long-term liabilities:
Bonds payable, net	37,842,845	-	32,337,014	56,596,226	-	-	126,776,085
Credit facility, net	82,177	2,746,938	1,203,796	3,475,375	-	-	7,508,286
Total long-term liabilities	37,925,022	2,746,938	33,540,810	60,071,601	-	-	134,284,371

Member’s deficit	(28,430,123)	(7,898,735)	(31,169,761)	(17,050,830)	383	-	(84,549,066)

Total liabilities and member’s deficit	$15,638,732	$60,705,504	$51,870,530	$62,504,738	$383	$(15,198,157)	$175,521,730

The accompanying notes are an integral part of the consolidated financial statements.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Consolidated Statements of Operations

For the Six Months Ended June 30, 2026

(Unaudited)

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	Red Oak Capital Fund Series, LLC	Eliminations	Consolidated
Revenue:
Mortgage interest income	$30,239	$2,111,154	$743,198	$1,260,434	$-	$-	$4,145,025
Paid-in-kind interest income	47,303	-	12,943	98,326	-	-	158,572
Bank interest income	28,797	112,563	28,056	18,417	4	-	187,837
Property income	87,230	57,097	-	1,819,265	-	-	1,963,592
Other income	2,400	8,300	-	-	-	-	10,700
Total revenue	195,969	2,289,114	784,197	3,196,442	4	-	6,465,726

Expenses:
Interest expense	2,185,730	2,519,549	3,285,603	3,296,393	-	-	11,287,275
Provision for credit losses (benefit)	242,026	141,000	1,073,000	(54,000)	-	-	1,402,026
Participation interest expense	-	240,594	-	-	-	-	240,594
Management fees	-	387,223	619,294	575,059	-	-	1,581,576
Management acquisition fees	19,594	-	-	-	-	-	19,594
Management disposition fees	-	29,500	15,000	60,000	-	-	104,500
Property expenses	107,283	587,682	973,739	474,999	-	-	2,143,703
General and administrative	181,123	124,340	181,345	130,849	92,212	-	709,869
Total expenses	2,735,756	4,029,888	6,147,981	4,483,300	92,212	-	17,489,137

Other income (expense)
Realized gain (loss)	(291,538)	-	-	-	-	-	(291,538)
Realized gain (loss) on extinguishment of debt	-	45,800	133,220	42,960	-	-	221,980
Total other income (expense)	(291,538)	45,800	133,220	42,960	-	-	(69,558)

Net loss	$(2,831,325)	$(1,694,974)	$(5,230,564)	$(1,243,898)	$(92,208)	$-	$(11,092,969)

Red Oak Capital Fund Series, LLC and its Subsidiaries

Consolidated Statements of Operations

For the Six Months Ended June 30, 2025

(Unaudited)

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	Red Oak Capital Fund Series, LLC	Eliminations	Consolidated
Revenue:
Mortgage interest income	$1,007,732	$1,513,348	$1,264,403	$1,631,264	$-	$-	$5,416,747
Paid-in-kind interest income	84,356	32,682	246,380	205,510	-	-	568,928
Bank interest income	42,406	141,540	50,709	41,996	9	-	276,660
Property income	-	-	526,612	526,612	-	-	1,053,224
Total revenue	1,134,494	1,687,570	2,088,104	2,405,382	9	-	7,315,559

Expenses:
Interest expense	2,353,747	2,365,312	3,357,596	3,358,634	-	-	11,435,289
Provision for credit losses (benefit)	(785,467)	620,000	560,000	283,000	-	-	677,533
Participation interest expense	138,768	-	-	-	-	-	138,768
Management fees	-	401,538	635,198	589,851	-	-	1,626,587
Property expenses	-	-	1,340,226	734,737	-	-	2,074,963
General and administrative	138,168	115,263	182,728	141,173	29,654	-	606,986
Total expenses	1,845,216	3,502,113	6,075,748	5,107,395	29,654	-	16,560,126

Other income (expense)
Unrealized loss on property - held for sale	-	-	(416,000)	-	-	-	(416,000)
Realized gain on extinguishment of debt	-	144,960	109,080	173,730	-	-	427,770
Total other income (expense)	-	144,960	(306,920)	173,730	-	-	11,770

Net loss	$(710,722)	$(1,669,583)	$(4,294,564)	$(2,528,283)	$(29,645)	$-	$(9,232,797)

The accompanying notes are an integral part of the consolidated financial statements.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Consolidated Statements of Changes in Member’s Capital

For the Six Months Ended June 30, 2026 and June 30, 2025

(Unaudited)

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	Red Oak Capital Fund Series, LLC	Eliminations	Consolidated
Member’s deficit, January 1, 2025	$(23,727,359)	$(5,805,689)	$(25,872,482)	$(8,365,922)	$-	$-	$(63,771,452)

Capital contributions		-	-	-	30,003	-	30,003

Net loss	(710,722)	(1,669,583)	(4,294,564)	(2,528,283)	(29,645)	-	(9,232,797)

Member’s deficit, June 30, 2025	$(24,438,081)	$(7,475,272)	$(30,167,046)	$(10,894,205)	$358	$-	$(72,974,246)

Member’s deficit, January 1, 2026	(28,430,123)	(7,898,735)	(31,169,761)	(17,050,830)	383	-	(84,549,066)

Capital contributions	-	-	-	-	92,322	(540)	91,782

Capital distributions	(135)	(135)	(135)	(135)	-	540	-

Net loss	(2,831,325)	(1,694,974)	(5,230,564)	(1,243,898)	(92,208)	-	(11,092,969)

Member’s deficit, June 30, 2026	$(31,261,583)	$(9,593,844)	$(36,400,460)	$(18,294,863)	$497	$-	$(95,550,253)

The accompanying notes are an integral part of the consolidated financial statements.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2026

(Unaudited)

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	Red Oak Capital Fund Series, LLC	Eliminations	Consolidated
Cash flows from operating activities:
Net loss	$(2,831,325)	$(1,694,974)	$(5,230,564)	$(1,243,898)	$(92,208)	$-	$(11,092,969)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Accretion of loan origination income	(5,440)	(135,043)	(102,583)	(192,293)	-	-	(435,359)
Amortization of debt issuance costs	239,244	343,128	572,452	502,063	-	-	1,656,887
Provision for credit losses (benefit)	242,026	141,000	1,073,000	(54,000)	-	-	1,402,026
Unrealized gain (loss) on investments	-	-	(377,896)	-	-	-	(377,896)
Change in other operating assets and liabilities:
Net change in loan interest receivable	107,913	(236,771)	(434,594)	925,463	-	-	362,011
Net change in accrued paid-in-kind interest	76,519	-	171,667	105,392	-	-	353,578
Net change in accounts receivable	(28,755)	(36,033)	-	(6,058)	-	-	(70,846)
Net change in other asset	-	-	-	(831,724)	-	-	(831,724)
Net change in due from other	52,565	(249,131)	32,613	572,550	-	-	408,597
Net change in due from related parties	(147,245)	-	243,853	(231,018)	-	-	(134,410)
Net change in prepaid expenses	-	-	-	(68,533)	-	-	(68,533)
Net change in loan interest payable	(17,722)	21,279	-	-	-	-	3,557
Net change in bond interest payable	-	(9,504)	(21,394)	(7,160)	-	-	(38,058)
Net change in due to related parties	150,746	854,095	2,180,343	(1,308,053)	-	-	1,877,131
Net change in other current liabilities	(5,827)	-	-	(17,016)	-	-	(22,843)
Net change in due to affiliates	-	11,443	619,294	(1,763)	-	-	628,974
Net change in accrued expenses	166,062	123,435	732,430	21,169	-	-	1,043,096

Net cash used in operating activities	(2,001,239)	(867,076)	(541,379)	(1,834,879)	(92,208)	-	(5,336,781)

Cash flows from investing activities:
Mortgage notes issued	(3,659,941)	(15,943,630)	(2,377,627)	(7,047,114)	-	-	(29,028,312)
Mortgage notes repaid	5,050,689	12,463,565	8,001,318	14,357,013	-	-	39,872,585
Mortgage note participations	2,472,000	6,546,089	-	-	-	-	9,018,089
Loan interest reserves, net	(150,281)	(622,807)	(476,619)	18,640	-	-	(1,231,067)
Loan construction reserve additions	-	315,600	433,867	-	-	-	749,467
Loan construction reserve drawdowns	(467,555)	(1,523,521)	(3,067,954)	-	-	-	(5,059,030)
Payment of capitalized expenditures	(44,466)	(67,351)	(44,878)	(40,669)	-	-	(197,364)

Net cash provided by investing activities	3,200,446	1,167,945	2,468,107	7,287,870	-	-	14,124,368

Cash flows from financing activities:
Capital contributions	-	-	-	-	92,322	(540)	91,782
Capital distributions	(135)	(135)	(135)	(135)	-	540	-
Credit facility drawdowns	-	375,000	-	190,000	-	-	565,000
Credit facility paydowns	(34,539)	(737,500)	(1,000,000)	(750,000)	-	-	(2,522,039)
Payment of debt issuance costs	-	(49,792)	-	-	-	-	(49,792)
Redemptions of Bonds	-	(458,000)	(1,141,000)	(358,000)	-	-	(1,957,000)

Net cash provided by (used in) financing activities	(34,674)	(870,427)	(2,141,135)	(918,135)	92,322	-	(3,872,049)

Net change in cash and cash equivalents	1,164,533	(569,558)	(214,407)	4,534,856	114	-	4,915,538

Cash and cash equivalents, beginning of period	1,074,588	9,783,746	3,259,515	2,177,977	383	-	16,296,209

Cash and cash equivalents, end of period	$2,239,121	$9,214,188	$3,045,108	$6,712,833	$497	$-	$21,211,747

Supplemental disclosure of cash flow information:
Interest paid	$1,857,488	$1,840,355	$2,666,941	$1,836,809	$-	$-	$8,201,593
Seller-financed notes receivable received from sale of mortgage loan receivable	$2,800,000	$-	$-	$-	$-	$-	$2,800,000

Red Oak Capital Fund Series, LLC and its Subsidiaries

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2025

(Unaudited)

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	Red Oak Capital Fund Series, LLC	Eliminations	Consolidated

Cash flows from operating activities:
Net loss	$(710,722)	$(1,669,583)	$(4,294,564)	$(2,528,283)	$(29,645)	$-	$(9,232,797)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Accretion of loan origination income	(52,046)	(123,568)	(37,127)	(73,418)	-	-	(286,159)
Amortization of debt issuance costs	242,246	363,404	586,646	544,844	-	-	1,737,140
Provision for credit losses (benefit)	(785,467)	620,000	560,000	283,000	-	-	677,533
Unrealized gain (loss) on property	-	-	416,000	-	-	-	416,000
Change in other operating assets and liabilities:
Net change in loan interest receivable	349,576	91,477	(104,718)	(1,469,805)	-	-	(1,133,470)
Net change in accrued paid-in-kind interest	72,455	(32,681)	(246,379)	(205,510)	-	-	(412,115)
Net change in accounts receivable	162,291	-	-	-	-	-	162,291
Net change in other asset	-	15,000	97	97	-	-	15,194
Net change in due from other	-	85,215	862,854	(827,150)	-	-	120,919
Net change in prepaid expenses	4,125	4,125	4,125	4,125	-	-	16,500
Net change in loan interest payable	(69,889)	-	(76,256)	-	-	-	(146,145)
Net change in bond interest payable	191,483	(26,687)	(17,793)	(25,380)	-	-	121,623
Net change in due to related parties	(158,784)	(888,687)	176,459	1,011,259	-	-	140,247
Net change in other current liabilities	-	-	26,315	26,315	-	-	52,630
Net change in due to affiliates	(789,198)	-	-	-	-	-	(789,198)
Net change in accrued expenses	337,078	34,381	876,612	316,434	-	-	1,564,505
Net cash used in operating activities	(1,206,852)	(1,527,604)	(1,267,729)	(2,943,472)	(29,645)	-	(6,975,302)

Cash flows from investing activities:
Mortgage notes issued	7,000	14,375	-	-	-	-	21,375
Mortgage notes repaid	10,990,967	400,000	1,400,000	2,018,500	-	-	14,809,467
Loan interest reserves, net	897,795	474,217	29,486	(710,125)	-	-	691,373
Loan construction reserve additions	1,353,675	3,132,719	2,582,313	841,424	-	-	7,910,131
Loan construction reserve drawdowns	(2,582,577)	(6,443,930)	(759,980)	(1,175,930)	-	-	(10,962,417)
Net cash provided by (used in) investing activities	10,666,860	(2,422,619)	3,251,819	973,869	-	-	12,469,929

Cash flows from financing activities:
Capital contributions	-	-	-	-	30,003	-	30,003
Credit facility drawdowns	2,369,500	4,756,250	1,881,250	5,142,125	-	-	14,149,125
Credit facility paydowns	(2,184,961)	-	-	(2,167,125)	-	-	(4,352,086)
Payment of debt issuance costs	(731,633)	(155,308)	(217,869)	(172,579)	-	-	(1,277,389)
Redemptions of Bonds	-	(1,288,000)	(949,000)	(1,269,000)	-	-	(3,506,000)
Net cash provided by (used in) financing activities	(547,094)	3,312,942	714,381	1,533,421	30,003	-	5,043,653

Net change in cash and cash equivalents	8,912,914	(637,281)	2,698,471	(436,182)	358	-	10,538,280

Cash and cash equivalents, beginning of period	1,148,852	8,746,319	2,350,239	2,434,144	-	-	14,679,554
Cash and cash equivalents, end of period	$10,061,766	$8,109,038	$5,048,710	$1,997,962	$358	$-	$25,217,834

Supplemental disclosure of cash flow information:
Interest paid	$1,882,088	$1,912,910	$2,742,984	$2,746,685	$-	$-	$9,284,668
Property acquired through note foreclosure	$-	$-	$8,474,241	$8,474,241	$-	$-	$16,948,482

The accompanying notes are an integral part of the consolidated financial statements.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

1.	Organization

Red Oak Capital Fund Series, LLC, (the “Series LLC” or “Company”) is a Delaware limited liability company that originates senior loans collateralized by commercial real estate in the United States of America. The Series LLC’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Series LLC. On September 10, 2026, the Series LLC’s sponsor, Red Oak Capital Holdings, LLC, was merged with and into The Oak Companies, Inc.

The Series LLC was formed on September 18, 2023, and on September 29, 2023, certain of its series (ROCF II Series, ROCF IV Series, ROCF V Series, and ROIOF Series, collectively, the “Series Funds”), succeeded by merger, respectively, to the business and operations of Red Oak Capital Fund II, LLC (“ROCF II”), Red Oak Capital Fund IV, LLC (“ROCF IV”), Red Oak Capital Fund V, LLC (“ROCF V”), and Red Oak Income Opportunity Fund, LLC (“ROIOF”). ROCF II, ROCF IV, ROCF V, and ROIOF, were all separate Delaware limited liability companies. The Series LLC’s term is indefinite. The net assets of the predecessor companies did not change as a result of the merger. Prior to the merger, ROCF II, ROCF IV, ROCF V, and ROIOF were all under common ownership and control.

On December 3, 2024, ROCF II SPV HoldCo, LLC, ROCF IV SPV HoldCo, LLC, ROCF V SPV HoldCo, LLC, and ROIOF SPV HoldCo, LLC (collectively, the “HoldCos”), together with their respective subsidiaries ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, and ROIOF SPV, LLC (collectively, the “SPVs”), were formed for the purpose of facilitating the establishment of a secured line of credit with Cross River Bank. Each SPV is wholly owned by its respective HoldCo, and each HoldCo is wholly owned by, and ultimately consolidates into, its respective Series entity.

On October 13, 2025, ROCF II SPV HoldCo IP, LLC, ROCF IV SPV HoldCo IP, LLC, ROCF V SPV HoldCo IP, LLC, and ROIOF SPV HoldCo IP, LLC (collectively, the “HoldCo IPs”), together with their respective subsidiaries ROCF II SPV IP, LLC, ROCF IV SPV IP, LLC, ROCF V SPV IP, LLC and ROIOF SPV IP, LLC (collectively the “SPV IPs”), were formed for the purposes of facilitating institutional partnerships.

ROCF II formed on April 25, 2017 and commenced operations on November 16, 2018. ROCF II raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on November 16, 2018 whereby the initial offering proceeds were released from escrow.

ROCF IV formed on October 31, 2019 and commenced operations on February 21, 2020. ROCF IV raised $50 million of Series A, B, Ra, and Rb Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended.

ROCF V formed on March 23, 2020 and commenced operations on September 23, 2020. ROCF V raised a maximum of $75 million of Series A Bonds, Series A R-bonds, Series B Bonds, and Series B R-Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended.

ROIOF was formed on February 28, 2020 and commenced operations on September 23, 2020. ROIOF raised $69.8 million of capital from the offering of CORE Bonds, CORE R-bonds, CORE 21 Bonds, CORE 21 R-Bonds, CORE 22 Bonds, CORE 22 R-Bonds and SI Bonds, pursuant to an exemption from registration under Regulation D of the Securities Act of 1933, as amended.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

1.	Organization (continued)

The Company’s operations may be adversely affected by macroeconomic conditions and global uncertainties, including lingering inflation, elevated interest rates, geopolitical instability, changes to fiscal and monetary policy, labor shortages, supply chain disruptions, and the sporadic effects of tariffs and trade disputes on key imports and exports. The current macroeconomic environment has contributed to volatility in the capital markets, tighter lending conditions, and declining commercial real estate valuations across certain property types. These conditions have the potential to negatively impact both the Company and its borrowers. Possible effects include, but are not limited to, delays in borrower repayment, increased loan extension and modification requests, higher rates of default, deterioration of collateral values underlying the Company’s loan portfolio, reduced borrower access to refinancing or take-out capital, increased construction and development costs affecting the feasibility of borrower business plans, and delayed or disrupted loan closings. A significant volume of commercial real estate debt across the broader market is scheduled to mature or has been extended into the current period, which may further strain borrower liquidity and increase refinancing risk. Any prolonged disruption caused by these conditions, or any worsening thereof, is uncertain in both duration and severity; however, such events may result in a material adverse impact on the Company’s financial position, results of operations, and cash flows.

2.	Significant accounting policies

Basis of presentation

The consolidated financial statements of the Series LLC have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and all values are stated in United States dollars. The financial statements include the accounts of the Series LLC and its series, ROCF II Series, ROCF IV Series, ROCF V Series, and ROIOF Series and their respective predecessors ROCF II, ROCF IV, ROCF V, and ROIOF. All intercompany balances and transactions have been eliminated in consolidation.

Management’s Plans

For the six months ended June 30, 2026, the Series Funds continued to deploy capital into senior secured loans, thereby mitigating the negative spread between the yield on interest earning assets and the cost of capital. Through the date these financial statements were available to be issued, the Series Funds, accounting for loans scheduled to close through year-end, have deployed substantially all of their capital into senior secured loans.

On January 7, 2025, the Series LLC’s affiliates, ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, and ROIOF SPV, LLC, and two other affiliates entered into an agreement with Cross River Bank for a $50 million secured revolving loan facility. In addition, we closed the Series Funds’ first institutional partner co-investment during 2025 and closed on a second sell down during the six months ended June 30, 2026. We anticipate additional co-investments and exposure sell downs in future periods, which will provide incremental capital for deployment into new senior secured loans. We anticipate the Cross River Bank loan facility and additional third-party co-investments will enhance yields and generate materially higher revenue and net income for the Series Funds in future periods which will mitigate their negative equity position going forward.

ROCF II Series

The maturity of the ROCF II Series B Bonds was August 1, 2024, reflecting a term of five years following the termination of the bond offering for the Series B Bonds. On April 19, 2024, the Company provided notice of its right to extend the maturity date for an additional six months prior to repayment of the Bonds, placing final extended maturity at February 1, 2025.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

2.	Significant accounting policies (continued)

On April 19, 2024, management notified investors of an offer to exchange $1,000 in principal amount at maturity of our new 9.5% Senior Secured Bonds (Series C Bonds) due December 2, 2028 for each $1,000 in principal amount at maturity of our 8.5% Senior Secured Bonds (Series B Bonds) due 2024. The exchange was offered under an exemption from registration pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended, and was undertaken to avoid the expense and delays associated with new capital raise and as such we raised the Bond yield to 9.5% for existing investors who elected to exchange. $36.8 million in Series B Bonds were exchanged under the initial exchange offer. On February 17, 2025, management reopened the exchange to the remaining Series B Bond investors under the same terms as the initial exchange offering. The offering expired on March 24, 2025. $2.3 million in Series B Bonds were exchanged under the second exchange offer.

On March 13, 2025, UMB Bank, N.A., as the Indenture Trustee for the Series B Bondholders, issued a Notice of an Event of Default and Reservation Rights related to the maturity of the remaining Series B Bonds. On June 23, 2025, ROCF II Series notified UMB Bank, N.A. and Series B Bondholders of its intent to pay in full the principal and accrued interest associated with the outstanding Series B Bonds by August 22, 2025. ROCF II Series delivered full payment of outstanding Series B Bond principal and interest to its paying agents on August 21, 2025. The transaction consisted of the repayment of $5.6 million in principal and $0.3 million of outstanding interest.

ROCF IV Series

The maturity of the ROCF IV Series B and Rb Bonds is June 30, 2026. On March 5, 2026, management notified Series B and Rb Bondholders of the June 30, 2026 maturity date and that the Company did not elect to automatically renew the Bonds. Concurrent with that notification, management informed the Series B and Rb Bondholders of its intent to extend the maturity date of the Bonds from June 30, 2026 to December 31, 2026, pursuant to section 2.02 (c)(1) of the Indenture. The maturity date extension was taken as a proactive measure within the terms of the bond indenture to provide sufficient runway for an orderly liquidation of the Bonds. On August 26, 2026, ROCF IV Series provided notice to Series B and Series Rb bondholders of a partial bond principal redemption effective August 31, 2026, in accordance with the Indenture. ROCF IV Series delivered a partial redemption payment to the trustee, UMB Bank N.A., and paying agent, Vistra, on August 28, 2026 in the amount of $4.6 million, consisting of the $4.5 million partial principal repayment and $0.1 million in partial period interest on the principal amount repaid. Management is executing a structured disposition strategy designed to maximize recoveries and fully repay the remaining $39.5 million in outstanding Series B and Rb Bond principal by the extended maturity date; however, there can be no assurances that these actions will generate sufficient cash flows to repay the remaining $39.5 million in outstanding Series B and Rb Bond principal prior to the extended maturity date. This strategy includes scheduled loan payoffs from performing portfolio assets, ongoing negotiations to accelerate payoffs on select non-performing loans, and the anticipated liquidation of REO assets at values consistent with current appraisals. Management also anticipates disposing any remaining loans and REO at the end of 2026 to the Sponsor, The Oak Companies, Inc., at par and at values consistent with current appraisals, respectively. Recent activity reflects continued progress toward full repayment. During the six months ended June 30, 2026, ROCF IV Series received a loan payoff totaling $1.8 million in net proceeds on the Sharif 7, LLC and Sharif Investments Indy-7, LLC loan, strengthening the Company’s near-term liquidity position. Subsequent to the end of the period, ROCFIV Series received a loan payoff totaling $3.8 million in net proceeds on the Milwaukee Logan Investments, LLC Series 3 loan.

ROCF V Series

On August 13, 2026, ROCF V Series provided notice of its right to extend the maturity date, originally December 31, 2026, for an additional six months prior to repayment of the outstanding 7.50% Senior Secured A Bonds (“A Bonds”) and 8.00% Senior Secured A R Bonds (“A R Bonds”), placing final extended maturity at June 30, 2027. The maturity date extension was taken as a proactive measure within the terms of the bond indenture to provide sufficient runway for an orderly liquidation of the Bonds.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

2.	Significant accounting policies (continued)

Use of estimates

The preparation of the consolidated financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. The Managing Member believes the estimates utilized in preparing the Series LLC’s consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Series LLC’s consolidated financial statements.

Principles of consolidation

The financial statements have been prepared on a consolidated basis and include the accounts of ROCF II Series, ROCF IV Series, ROCF V Series, and ROIOF Series (collectively, the “Series”), and their respective majority-owned and controlled subsidiaries. These subsidiaries include ROCF II SPV Holdco IP, LLC, ROCF IV SPV Holdco IP, LLC, ROCF V SPV Holdco IP, LLC, and ROIOF SPV Holdco IP, LLC, ROCF II SPV Holdco, LLC, ROCF IV SPV Holdco, LLC, ROCF V SPV Holdco, LLC, and ROIOF SPV Holdco, LLC (collectively, the “Holdcos”) and the Holdcos’ wholly-owned subsidiaries ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, ROIOF SPV, LLC, ROCF II SPV IP, LLC, ROCF IV SPV IP, LLC, ROCF V SPV IP, LLC, and ROIOF SPV IP, LLC (collectively, the “Company”). All material intercompany balances and transactions have been eliminated in consolidation.

Fair value – hierarchy of fair value

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, the Series LLC discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Series LLC has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Series LLC’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

2.	Significant accounting policies (continued)

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Property - held for sale, net

Property – held for sale represents foreclosed properties that are initially recorded at lower of cost or fair value less estimated costs to sell establishing a new cost basis. Physical possession of commercial real estate property collateralizing a commercial mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. If fair value declines subsequent to foreclosure, a valuation allowance will be created and expensed as an unrealized loss.

Mortgage loans receivable held for investment, net

Mortgage loans receivable are classified as held for investment based on the Series LLC’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal net of deferred origination fees and costs, and any allowance for credit losses. The Series LLC’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Series LLC’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Loan participations

The Series LLC sells loan participations, to affiliated funds and other funds, in certain loans which it originates. The Series LLC follows the guidance in FASB ASC 860, Transfers and Servicing. Based on this guidance, participations in loans that do not meet the true-sale criteria are treated as secured financings for financial reporting purposes. Accordingly, the full amount of the loans with participations and the pledged loans are reflected as assets, the interest thereon is recorded by the Series LLC as income, and the participants’ share of the loans are reflected as secured borrowings with interest expense recorded by the Series LLC on such participations.

Allowance for credit losses

The Series LLC recognizes an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance will be based on the credit losses expected to arise over the life of the asset (contractual term), which includes consideration of prepayments and based on the Series LLC’s expectations as of the balance sheet date.

The Series LLC utilizes a loss rate approach in determining its lifetime expected credit losses on its loans held for investment. This method is used for calculating an estimate of losses based on management and the Series LLC’s expertise in the commercial real estate bridge lending space and is comprised of an estimate of the probability of default of a given loan and the expectation of total loss, including costs to remediate and/or sell, in the event of such default. In determining its loss rates, the Series LLC uses a multi-factor model to ascertain the likelihood of a borrower experiencing distress and going into default and quantifies a potential loss based on the carrying value of the underlying collateral on its balance sheet in relation to its fair value as determined by the most recent appraisal on an “as-is” basis less selling costs.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

2.	Significant accounting policies (continued)

Credit Quality Indicators

The Series LLC analyzes the loans in its portfolio based on the internal credit risk grading process pursuant to CECL (as defined below). Internal credit risk grading includes an ongoing process that evaluates, among other things: (i) the borrower’s ability to repay; (ii) the underlying collateral; (iii) the risk inherent to a particular commercial real estate sector; and (iv) the risk endemic to the market and geography in which the borrower operates.

The Series LLC assigns weights to a number of standard risk factors that apply across the portfolio. The weightings are based on management’s experience in the bridge lending credit market and have been specifically tailored to the offered loan products. These include loan to value (LTV), sector risk, market risk, and sponsor risk. In addition, subjective risk factors, including borrower past performance, borrower management / business plan performance, macroeconomic trends and other relevant facts or trends are analyzed in conjunction with standard factors to provide enhancement or diminution to the credit profile of the loan.

This analysis provides for a stratification of the loan portfolio across the following internal grades:

1.	Prime – minimal probability of default

2.	Pass – low probability of default

3.	Low Pass – moderate probability of default

4.	Watch – material probability of default

5.	Special Mention – significant probability of default

6.	Substandard – substantial probability of default

7.	Doubtful – highly likely probability of default

8.	Default – defaulted / expected to default

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. Eight loans and nine loans were on nonaccrual status at June 30, 2026 and December 31, 2025, respectively.

The Series LLC will generally place a loan on non-accrual status for financial accounting purposes on the same date the loan is put into default status. A loan will typically go into default when an event of default has occurred as defined in the loan agreement, a notice of default has been sent to the borrower, and the borrower has not cured the default within the allotted period provided in the notice of default. Exceptions to the non-accrual policy may be made when the collateral value significantly exceeds the outstanding principal and accrued interest of the loan. Additionally, when the nature of the default does not materially impact the likelihood of collection, management may determine that non-accrual status is not appropriate. Management may also place a loan on non-accrual status that has not formally defaulted if the collection of interest and/or principal is doubtful. When a loan is classified as non-accrual, the future accrual of interest is suspended and management considers whether any previously accrued interest should be reversed. Interest received on non-accrual loans is either applied against principal or recognized as interest income.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled $0.2 million and $0.3 million for the six months ended June 30, 2026 and 2025, respectively, and is included in mortgage interest income in the accompanying statements of operations. The Series LLC had gross mortgage loans receivable of $102.7 million and $118.2 million, presented net of $0.3 million and $0.3 million of unamortized deferred loan origination income and extension fees and $15.2 million and $13.8 million of loan loss reserves at June 30, 2026 and December 31, 2025, respectively.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

2.	Significant accounting policies (continued)

Accrued Interest Receivable

The Series LLC elected to present the accrued interest receivable balance separately in its balance sheet from the amortized cost of the loan. Accrued interest receivable was $8.0 million and $8.7 million and accrued interest payable was $0.1 million and $0.05 million as of June 30, 2026 and December 31, 2025 relating to loans and participation loans payable, respectively.

When management places a loan in non-accrual status and determines that previously accrued interest should be reversed, the write-off of accrued interest receivable is recognized through the reversal of interest income. The Series LLC wrote off no loan accrued interest receivables during the six months ended June 30, 2026 and June 30, 2025, respectively.

Hotel Property Income

The Company owned and operated one hotel at June 30, 2026 and December 31, 2025, from which the Company derives revenues. As a hotel owner, the Company has performance obligations to provide accommodations to hotel guests and in return the Company earns a nightly fee for an agreed upon period that is generally payable at the time the hotel guest checks out of the hotel. The Company typically satisfies the performance obligations over the length of stay and recognizes the revenue on a daily basis, as the hotel rooms are occupied and services are rendered. Other ancillary goods and services are purchased independently of the hotel stay at standalone selling process and are considered separate performance obligations, which are satisfied at the point in time when the related good or service is provided to the guest. These primarily consist of food, beverage and incidentals. Hotel room night and other ancillary hotel ownership revenues are recognized in property income in the statements of operations.

Other Property Income

The Company records property income at the amount to which it expects to be entitled when control of the service is transferred to the customer. The Company recognizes property income on a net basis when control of the service provided has been delegated to another entity, and the Company is acting as an agent. The Company’s contracts with customers contain no variable consideration, no warranty provisions, and all contracts are short term in nature. There are no material contract assets or liabilities outstanding at June 30, 2026 and December 31, 2025, respectively.

Taxes and Fees Collected on Behalf of Governmental Agencies

The Company is required to collect certain taxes and fees from customers on behalf of governmental agencies and remit these back to the applicable governmental agencies on a period basis. The Company has a legal obligation to act as a collection agent. The Company does not retain these taxes and fees, and, therefore, they are not included in the measurement of transaction prices. The Company has elected to present revenue net of sales taxes and other similar taxes. The Company records a liability when the amounts are collected and relieve the liability when payments are made to the applicable taxing authority or other appropriate governmental agency.

Bonds payable

The Series LLC-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Series LLC’s mortgage loans receivable at fair value.

Income taxes

The Series LLC is a single member limited liability company (LLC) and, as such, is a disregarded entity for income tax purposes and not subject to income taxes and does not file a tax return. Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

2.	Significant accounting policies (continued)

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Series LLC is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Series LLC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Series LLC has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Series LLC (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. Such reclassifications had no effect on previously reported members’ deficit or net loss.

3.	Mortgage loans receivable

The Series LLC earned and accrued $3.6 million of mortgage loan interest income, $0.2 million in PIK interest income, and incurred $0.2 million of participation interest expense during the six months ended June 30, 2026. The Series LLC earned and accrued approximately $5.5 million of mortgage loan interest income, $0.6 million in PIK interest income, and incurred $0.1 million of participation interest expense during the six months ended June 30, 2025. Mortgage loan interest income is presented along with extension fee income and origination fee income within mortgage interest income in the consolidated statements of operations. During the six months ended June 30, 2026, the Series LLC originated three loans and purchased two participations.

Mortgage loans receivable at June 30, 2026 consisted of the following:

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	Consolidated
Mortgage loans receivable, net	$2,484,284	$38,055,320	$17,412,432	$29,318,701	$87,270,737
Participation loans payable, net	$-	$6,496,298	$4,067,000	$1,000,000	$11,563,298
Loan count[1]	3	8	4	5	20
Weighted average interest rate	1.68%	11.17%	11.84%	13.45%	11.78%
Weighted average paid-in-kind interest rate	3.21%	0.17%	1.52%	1.36%	1.01%
Maturity Range	Aug. 31, 2026 to Jan. 31, 2031	Oct. 31, 2024 to Nov. 30, 2027	June 30, 2024 to August 31, 2026	Aug. 31, 2024 to Nov. 30, 2027	June 30, 2024 to Jan. 31, 2031

1.	Figures include loans in which each fund is a lead lender or participant. The Series LLC holds 18 unique loans on a consolidated basis. 2 of those loans are participated with one other fund in the series.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

3.	Mortgage loans receivable (continued)

Mortgage loans receivable at December 31, 2025 consisted of the following:

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	Consolidated
Mortgage loans receivable, net	$9,022,370	$34,664,769	$23,961,660	$36,424,778	$104,073,577
Participation loans payable	$2,472,000	-	$4,067,000	$1,000,000	$7,539,000
Loan count[1]	3	9	5	8	25
Weighted average interest rate	14.59%	10.23%	11.58%	11.74%	11.48%
Weighted average paid-in-kind interest rate	0.67%	0.18%	1.35%	1.26%	0.92%
Maturity Range	Oct. 31, 2024 to May 31, 2026	Oct. 31, 2024 to Nov. 30, 2027	June 30, 2024 to May 31, 2026	Aug. 1, 2024 to Nov. 30, 2027	June 30, 2024 to Nov. 30, 2027

1.	Figures include loans in which each fund is a lead lender or participant. The Series LLC holds 20 unique loans on a consolidated basis. 5 of those loans are participated with one other fund in the series.

The below table summarizes the aging of mortgage loans receivable gross of unamortized origination and extension fees and allowance for credit losses at June 30, 2026:

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	Consolidated
0-30 Days	$3,400,000	$31,474,000	$1,525,000	$760,000	$37,159,000
31-60 Days	-	-	-	-	-
61-90 Days	-	-	-	-	-
90+ Days	-	7,425,000	25,150,000	32,975,000	65,550,000
Total	$3,400,000	$38,899,000	$26,675,000	$33,735,000	$102,709,000

The below tables summarize the allowance for credit losses for the periods ended December 31, 2025 and June 30, 2026:

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	(Unaudited) Consolidated
January 1, 2025 Balance	$1,480,000	$-	$9,710,000	$660,000	$11,850,000
Increases	687,679	560,000	596,000	3,828,000	5,671,679
Decreases	(1,495,000)	(55,000)	(2,119,000)	(23,000)	(3,692,000)
December 31, 2025 Balance	$672,679	$505,000	$8,187,000	$4,465,000	$13,829,679
Increases	914,706	141,000	1,073,000	86,000	2,214,706
Decreases	(672,679)	-	-	(140,000)	(812,679)
June 30, 2026 Balance	$914,706	$646,000	$9,260,000	$4,411,000	$15,231,706

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

3.	Mortgage loans receivable (continued)

The below table summarizes mortgage loans receivable, net by credit quality indicators at June 30, 2026:

Indicator	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	Consolidated
Prime	$598,989	$3,250,000	$1,522,432	$-	$5,371,421
Pass	-	13,600,264	-	-	13,600,264
Low pass	-	2,819,242	-	-	2,819,242
Watch	-	9,135,642	-	754,701	9,890,343
Special Mention	1,885,295	5,721,172	-	-	7,606,467
Substandard	-	-	-	-	-
Doubtful	-	-	-	11,500,000	11,500,000
Default	-	3,529,000	15,890,000	17,064,000	36,483,000
Total	$2,484,284	$38,055,320	$17,412,432	$29,318,701	$87,270,737

The table below summarizes the activity affecting mortgage notes receivable, net, for the periods ended December 31, 2025 and June 30, 2026:

Description	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	Consolidated
Mortgage loans receivable, net at January 1, 2025	27,962,075	40,619,329	36,938,804	53,737,944	159,258,152
Add: Mortgage notes issued	-	19,254,000	-	1,960,000	21,214,000
Less: Mortgage notes repaid	(17,981,500)	(16,725,000)	(4,900,000)	(6,418,500)	(46,025,000)
Less: Loan origination/extension fees issued	(13,000)	(250,040)	(109,250)	(164,600)	(536,890)
Add: Accretion of loan origination income	78,474	271,480	134,106	239,934	723,994
Add: Provision for credit (losses) benefit	807,321	(505,000)	1,523,000	(3,805,000)	(1,979,679)
Add: Participations realized	3,469,000	-	-	-	3,469,000
Less: Loans transferred to real-estate owned	(1,800,000)	(15,500,000)	-	(16,250,000)	(33,550,000)
Less: Participation loans due to/from related parties	(3,500,000)	7,500,000	(9,625,000)	7,125,000	1,500,000
Mortgage loans receivable, net at December 31, 2025	$9,022,370	$34,664,769	$23,961,660	$36,424,778	$104,073,577
Add: Mortgage notes issued	3,800,000	10,700,000	-	2,100,000	16,600,000
Less: Mortgage notes repaid	(10,100,000)	(7,180,000)	(5,500,000)	(9,300,000)	(32,080,000)
Less: Loan origination/extension fees issued	(1,500)	(125,690)	(78,812)	(152,259)	(358,261)
Add: Accretion of loan origination/extension income	5,440	137,241	102,584	192,182	437,447
Add: Provision for credit (losses) benefit	(242,026)	(141,000)	(1,073,000)	54,000	(1,402,026)
Mortgage loans receivable, net at June 30, 2026	$2,484,284	$38,055,320	$17,412,432	$29,318,701	$87,270,737

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

3.	Mortgage loans receivable (continued)

In accordance with the Series LLC’s mortgage loan receivable agreements, most borrowers must fund a loan interest reserve account with six to twelve months of interest payments. The Series LLC may also hold prepaid interest on behalf of each borrower as applicable. As of June 30, 2026 and December 31, 2025, the loan interest reserve account, including prepaid interest, contained $2.5 million and $4.1 million, respectively. Additionally, the Series LLC holds certain construction funds on behalf of each borrower which are then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. As of June 30, 2026 and December 31, 2025, the loan construction reserve account contained $9.0 million and $13.3 million, respectively.

ROCF II Series

On January 1, 2025, management placed mortgage note borrower Laura Trio, LLC in non-accrual status due to the borrower failing to pay outstanding interest and principal at maturity. On May 2, 2025, the borrower failed to cure a notice of default issued on April 21, 2025. On January 28, 2026, ROCF II Series sold the mortgage note to an unaffiliated third-party in exchange for a $5.5 million purchase price plus a contingent $0.8 million IRR note maturing on January 31, 2031. Of the $5.5 million purchase price, ROCF II Series received $3.5 million in cash upon closing and financed the remaining $2.0 million through a carryback note with the buyer that matures on the earlier of (a) a foreclosure payoff event, (b) January 21, 2029, or (c) the closing of a construction loan. The carryback note bears accrual interest of 5.00% per annum, compounding monthly, and contains a pay down provision requiring no less than a $1.0 million pay down on or before May 31, 2027. The $0.8 million contingent IRR note contains a 12.00% IRR threshold that is compared to a calculated IRR return at time of a Capital Event, such as a sale or project refinancing, to determine required payment amounts to ROCF II Series. Both the IRR and carryback note are unsecured. Upon closing of the note sale, ROCF II Series paid off the $1.1 million Red Oak Capital Intermediate Income, LLC participation in the loan.

On April 23, 2025, ROCF II Series issued a notice of default to a mortgage note borrower, 1234 Templecliff LLC, for failure to make interest payments. On May 2, 2025, the loan was placed in non-accrual status after the borrower failed to cure the notice of default. On August 5, 2025, 1234 Templecliff LLC was acquired through foreclosure. The note originally matured on March 31, 2025 and had a principal balance of $2.3 million. Upon foreclosure, $2.3 million was recognized as real-estate owned. Subsequent to the end of the period, ROCF II Series sold property for $1.1 million. The sale is expected to close on October 16, 2026. Red Oak Capital Intermediate Income Fund, LLC, an affiliated entity, holds a $0.6 million minority participation interest in the loan and will receive first priority proceeds upon closing of the sale. Oak Institutional Credit Solutions, LLC, an affiliated entity, holds a $0.5 million minority participation interest in the loan and will split the remaining $0.5 million in sale proceeds on a pari passu basis with ROCF II Series.

On June 10, 2025, Patio Theater Holdings, LLC paid off its note with a principal balance of $2.4 million, pursuant to a settlement agreement. The mortgage note had been in non-accrual status since 2020. ROCF II Series received $2.7 million in proceeds from the settlement, resulting in a partial repayment of the loan’s carrying amount, inclusive of principal, accrued and unpaid interest and fees, and reserves.

On September 29, 2025, ROCF II Series issued a notice of default to mortgage note borrower Keego Harbor MHC - Michigan, LLC for failure to pay outstanding principal and interest at maturity. Management placed the loan in non-accrual status on October 13, 2025 after the borrower failed to cure the notice of default. On February 9, 2026, ROCF II Series sold the $2.8 million loan to a third-party, Keego Harbor Orchard, LLC, for $2.7 million, resulting in a partial repayment of the loan’s carrying amount, inclusive of principal, accrued and unpaid interest and fees, and reserves. ROCF II Series paid off Red Oak Capital Intermediate Income Fund, LLC’s, an affiliated entity, $1.4 million participation interest in the loan.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

3.	Mortgage loans receivable (continued)

On February 6, 2026, ROCF II Series entered into a Loan Participation and Servicing Agreement whereby ROCF II Series purchased a participation interest equal to 12.99% of a $7.7 million senior secured loan from ROCF IV Series, for a sale price of $1.0 million. The mortgage loan holds a variable interest rate of the 30-day SOFR Rate plus 600 basis points, which equated to an all-in rate of 10.00% at the time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on August 31, 2027, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying commercial property is a multifamily building located in Memphis, TN.

On February 12, 2026, ROCF II Series entered into a loan participation repurchase agreement whereby ROCF IV Series repurchased a participation interest equal to 12.99% of the $7.7 million senior secured loan with Valley Forge Apt LLC from ROCF II Series for a purchase price of $1.0 million.

ROCF IV Series

On April 6, 2025, ROCF IV Series issued a notice of default to a mortgage note borrower, Milwaukee Logan Investments, LLC Series 3. Management placed the loan in non-accrual status on April 28, 2025 after the borrower failed to cure the default by the April 28, 2025 cure date. On April 9, 2026, the court granted a receivership motion on the $3.3 million loan. Subsequent to the end of the period, the borrower paid off its note and ROCF IV Series received $3.8 million in proceeds, resulting in a full payoff of the loan’s carrying amount.

On April 21, 2025, ROCF IV Series entered into a first amendment to the loan agreement with mortgage note borrower The 1525 19th Street Flats LLC whereby $0.5 million of the exit fee from the mortgage loan with Legacy Lofts II LLC and Legacy Lofts III LLC that was not paid when the loan paid off was added as an accommodation fee to the loan with The 1525 19th Street Flats LLC. The accommodation fee is due and payable upon the earliest of (1) the maturity date of the 1525 19th Street Flats LLC loan (2) 1525 19th Street Flats LLC’s prepayment of the loan in part or full prior to the maturity date (3) a sale, assignment, transfer or other conveyance of all or any part of the borrower’s fee interest in the underlying property or (4) lender accelerating or making demand on the loan following the occurrence of an Event of Default. On April 15, 2026, ROCF IV Series placed mortgage note borrower into default when the 10-day cure period lapsed following the issuance of a notice of default that was not cured. Management placed the loan into nonaccrual status on April 15, 2026, in accordance with its policy. As of the date of this report, management has postponed an auction to allow time for takeout financing to close. As of June 30, 2026, management has a $0.6 million loan loss reserve established on the loan.

On July 14, 2025, mortgage note borrower The Oaks Senior Living, LLC paid off its $6.0 million note pursuant to a settlement agreement. The loan had been in non-accrual status since August 19, 2024. ROCF IV Series received $7.8 million in proceeds from the settlement, resulting in a full repayment of the loan’s principal amount and partial repayment of the loan’s accrued and unpaid interest and fees and construction reserves.

On December 23, 2025, ROCFIV Series acquired the property collateralizing the loan with 4069-4089 Minnesota Ave NE LLC through a trustee sale and is currently in the process of renovating the property prior to listing it for sale. Prior to foreclosure, the note was due for maturity on March 31, 2026 and had a carrying value of $15.9 million. Upon foreclosure, $15.9 million was recognized as real-estate owned and no loss was recognized.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

3.	Mortgage loans receivable (continued)

On February 6, 2026, ROCF IV Series provided a $7.7 million senior secured mortgage loan to Valley Forge Apt LLC. The mortgage loan holds a variable interest rate of the 30-day SOFR Rate plus 600 basis points, which equated to an all-in rate of 10.00% at the time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on August 31, 2027, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying commercial property is a multifamily building located in Memphis, TN. ROCF IV Series entered into a Loan Participation and Servicing Agreement whereby ROCF IV Series sold participation interests equal to 12.99% of the $7.7 million senior secured loan to ROCF II Series and Oak Institutional Credit Services, LLC, an affiliated entity, for sale prices of $1.0 million each, respectively.

On February 12, 2026, ROCF IV Series entered into loan participation repurchase agreements whereby ROCF IV Series repurchased participation interest equal to 12.99% of the $7.7 million senior secured loan with Valley Forge Apt LLC from ROCF II Series and Oak Institutional Credit Solutions, LLC, an affiliated entity, for purchase prices of $1.0 million. On the same day, and subsequent to execution of the repurchase agreements, ROCF IV Series entered into a Loan Participation Agreement with a third-party, whereby ROCF IV Series sold a participation interest equal to 90.00% of the $7.7 million loan for a sales price of $6.9 million. Of the $6.9 million commitment, the third-party participant has funded $6.5 million as of June 30, 2026. The third-party participation interest is accounted for as a secured borrowing whereby the full $7.7 million in loan principal is grossed up on the Company’s consolidated balance sheet in the mortgage loans receivable line and amounts actually drawn from the third-party participant’s $6.9 million commitment are reflected as a participation loan payable.

On March 12, 2026, ROCF IV SPV, LLC placed mortgage note borrower, 551 Albany Ave., LLC into default when the 10-day cure period lapsed following the issuance of a notice of default that was not resolved. Management placed the loan into nonaccrual status on March 12, 2026, in accordance with its policy. Subsequent to the end of the period, the Company sold the loan to an unaffiliated third party for $2.6 million. Net proceeds from the loan sale were $1.2 million after accounting for a $1.4 million buyer credit for remaining unfunded construction reserves.

On March 25, 2026, ROCF IV Series entered into a loan participation repurchase agreement whereby ROCF VI SPV, LLC, an affiliated entity, repurchased a participation interest equal to 14.59% of the $8.4 million senior secured loan with 140 Holiday Owner, LLC from ROCF IV Series, for a purchase price of $1.2 million.

On April 13, 2026, ROCF IV Series entered into loan participation agreement whereby ROCF IV Series purchased a participation interest equal to 27.03% of an $11.1 million senior secured loan with Clayton Realco, LLC from Oak Institutional Credit Solutions, LLC, an affiliated entity, for a purchase price of $3.0 million.

On April 16, 2026, mortgage note borrower Sharif Capital 7, LLC & Sharif Investments Indy-7, LLC, paid off its $8.6 million note. ROCF IV Series received $8.7 million in proceeds from the payoff, resulting in a full repayment of the loan’s principal amount, accrued and unpaid interest and fees, and construction reserves. Of the $8.7 million in proceeds, ROCF IV Series retained $2.6 million after remitting $3.4 million and $2.7 million to ROIOF Series and Oak Institutional Credit Solutions, LLC, respectively, to pay off their participation interests in the loan. Of the $2.6 million retained by ROCF IV Series, $0.7 million was used to pay down the Cross River Bank credit facility.

On June 12, 2026, ROCF IV Series entered into a loan participation repurchase agreement whereby Oak Institutional Credit Solutions, LLC, an affiliated entity, repurchased a participation interest equal to 27.03% of the $11.1 million senior secured loan with Clayton Realco, LLC from ROCF IV Series, for a purchase price of $3.0 million.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

3.	Mortgage loans receivable (continued)

ROCF V Series

On February 28, 2025, ROCF V Series entered into a Forbearance & Loan Modification Agreement with mortgage note borrower, Princeton Development LLC, setting a forbearance period ending March 31, 2025. During 2025, ROCF V Series entered into ten amended Forbearance & Loan Modification Agreements with the borrower, with the tenth amended agreement’s forbearance period ending January 21, 2026. As of December 31, 2025, ROCF V Series held 25.00%, ROIOF Series held 50.00%, and Red Oak Capital Holdings, LLC held 25.00% of the $6.0 million loan. During the six months ended June 30, 2026, ROCF V Series entered into seven additional amended Forbearance & Loan Modification agreements with the borrower, with the 17th amended agreement’s forbearance period ending June 3, 2026. On January 21, 2026, the mortgage note borrower, Princeton Development, LLC, made a partial paydown of $1.0 million, which was applied to outstanding amounts as follows: $0.3 million to principal, $0.4 million to outstanding interest, and $0.3 million to outstanding fees. On April 22, 2026, the borrower made an additional paydown of $0.3 million, which was applied to outstanding amounts as follows: $0.2 million to outstanding interest and $0.1 million to outstanding fees and overdrawn reserves. Management postponed the trustee sale after the June 3, 2026 17th amended forbearance agreement’s period end to allow the sponsor time to close takeout financing. As part of the 17th amendment, ROCF V Series was issued a 2% profits interest in Princeton Development, LLC. As of June 30, 2026, the profits interest was valued at $0.4 million and is fully presented on ROCF V Series’ balance sheet as Investments, at fair value. ROCF V Series also recorded $0.3 million as Due to related parties for ROIOF Series’ and Red Oak Capital Holdings, LLC’s pari passu participation interests in the profits interest. On June 18, 2026, the mortgage loan borrower paid off the loan in full, resulting in a full repayment of the loan’s principal amount, accrued and unpaid interest and fees, and reserves.

In March 2025, the borrower YP Trillium, LLC informed ROCF V Series of its intent to default on the senior secured loan in the amount of $8.3 million.  On May 15, 2025, ROCF V Series issued a notice of default to YP Trillium LLC and the loan was placed in non-accrual status. On May 23, 2025, the mortgage note borrower defaulted on the mortgage note after failing to cure the notice of default. On July 15, 2025, management filed a foreclosure complaint on the loan with mortgage note borrower YP Trillium LLC. As of the date of this report, the asset is in receivership. The receiver has contracted with a leasing agent and is in the process of leasing up the property. Upon foreclosure, the Company anticipates continuing lease up efforts prior to ultimately liquidating the asset. As of June 30, 2026, the Company has established a loan loss reserve of $4.2 million related to the loan.

On April 15, 2025, ROCF V Series issued a notice of default to the borrower, 939 4th St LLC. The cure period expired on July 14, 2025. Management placed the loan into non-accrual status on July 15, 2025 in accordance with its policy. During 2024 and 2025, ROCF V Series received $4.2 million in insurance proceeds related to a 2024 fire at the property which were allocated to construction reserves and disbursed to the borrower in accordance with the Company’s established draw policy. During the six months ended June 30, 2026, the borrower completed the fire restoration. As of the date of this report, the Company is in the process of entering a forbearance agreement with the borrower which will allow time for the borrower to lease up the property and obtain takeout financing.

On June 30, 2025, ROCF V Series issued a notice of default to mortgage note borrower Chicago 3850, LLC for failure to pay outstanding principal and interest at maturity and failure to pay property taxes when due. Management placed the loan in non-accrual status on July 14, 2025 after the borrower failed to cure the notice of default. On March 26, 2026, the court approved a receivership motion and the asset remains in receivership as of the date of this report. The receiver has listed the property for sale.

On April 14, 2026, ROCF V Series entered into a loan participation agreement whereby ROCF VI SPV, LLC, an affiliate of the Series LLC, purchased a participation interest equal to 46.51% of the $8.6 million senior secured loan with Sky Irondequoit, LLC for the purchase price of $4.0 million.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

3.	Mortgage loans receivable (continued)

ROIOF Series

On February 24, 2025, ROIOF Series issued a notice of default to a mortgage note borrower, Scripps Two, LLC, for failure to make interest payments. On August 6, 2025, the loan was placed into non-accrual status after the borrower failed to cure the notice of default. On November 20, 2025, the borrower filed bankruptcy and filed a cash collateral motion to continue operating the property. On December 22, 2025, the court ruled on the cash collateral motion, which provides ROIOF Series with $30k per month. As of the date of this report, ROIOF Series has entered into a note sale agreement that is anticipated to close in the fourth quarter of 2026.

On March 5, 2025, ROIOF Series acquired the property collateralizing the loan with Pro Hospitality NineA, LLC through foreclosure. Upon foreclosure, $16.9 million was recognized as real-estate owned and no loss was recognized.

On March 31, 2025, mortgage note borrower The Atrium CT, LLC failed to pay outstanding interest and principal at maturity. The Company then issued a notice of default to the borrower which was not cured by the July 31, 2025 cure date. On August 1, 2025, ROIOF SPV, LLC entered into a loan modification agreement with The Atrium CT, LLC, which extended the loan’s maturity date to February 28, 2026 in exchange for $0.5 million in accrued and unpaid interest. The borrower failed to pay outstanding principal, interest, and fees at maturity. Management is working with the sponsor to list the property for sale.

On June 24, 2025, the court appointed a receiver to the property collateralizing the mortgage loan between ROIOF Series and JV SBAM SB, LLC. As of June 30, 2026, the loan holds an unpaid principal balance of $11.2 million, interest receivable balance of $0.5 million, PIK interest receivable balance of $0.5 million, and a loan loss reserve of $4.2 million. As of the date of this report, management is in the process of modifying the loan which is anticipated to bring the loan back to a current, accrual status.

On January 21, 2026, the mortgage note borrower, Princeton Development, LLC, made a partial paydown of $1.0 million, which was applied to outstanding amounts as follows: $0.3 million to principal, $0.4 million to outstanding interest, and $0.3 million to outstanding fees. On April 22, 2026, the borrower made an additional paydown of $0.3 million, which was applied to outstanding amounts as follows: $0.2 million to outstanding interest and $0.1 million to outstanding fees and overdrawn reserves. Management postponed the trustee sale after the June 3, 2026 17th amended forbearance agreement’s period end to allow the sponsor time to close takeout financing. As part of the 17th amendment, ROCF V Series was issued a 2% profits interest in Princeton Development, LLC. As of June 30, 2026, the profits interest was valued at $0.4 million and is fully presented on ROCF V Series’ balance sheet as Investments, at fair value. ROIOF Series also recorded $0.2 million as Due from related parties for its pari passu participation interest in the profits interest. On June 18, 2026, the mortgage loan borrower paid off the loan in full, resulting in a full repayment of the loan’s principal amount, accrued and unpaid interest and fees, and reserves.

On March 25, 2026, ROIOF Series entered into a loan participation repurchase agreement whereby ROCF VI SPV, LLC, an affiliated entity, repurchased a participation interest equal to 14.23% of the $8.4 million senior secured loan with 140 Holiday Owner, LLC from ROIOF Series, for a purchase price of $1.2 million.

On April 13, 2026, ROIOF Series entered into a loan participation agreement whereby ROIOF Series purchased a participation interest equal to 18.92% of an $11.1 million senior secured loan with Clayton Realco, LLC from Oak Institutional Credit Solutions, LLC, an affiliated entity, for a purchase price of $2.1 million.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

3.	Mortgage loans receivable (continued)

On April 16, 2026, mortgage note borrower Sharif Capital 7, LLC & Sharif Investments Indy-7, LLC, paid off its $8.6 million note with ROCF IV Series. ROIOF Series received $3.4 million in proceeds from the payoff, resulting in a full repayment of the loan’s principal amount, accrued and unpaid interest, fees, and construction reserves.

On April 21, 2025, ROCF IV Series, the lead lender, entered into a first amendment to the loan agreement with mortgage note borrower The 1525 19th Street Flats LLC whereby $0.5 million of the exit fee from the mortgage loan with Legacy Lofts II LLC and Legacy Lofts III LLC that was not paid when the loan paid off was added as an accommodation fee to the loan with The 1525 19th Street Flats LLC. The accommodation fee is due and payable upon the earliest of (1) the maturity date of the 1525 19th Street Flats LLC loan (2) 1525 19th Street Flats LLC’s prepayment of the loan in part or full prior to the maturity date (3) a sale, assignment, transfer or other conveyance of all or any part of the borrower’s fee interest in the underlying property or (4) lender accelerating or making demand on the loan following the occurrence of an Event of Default. On April 15, 2026, ROCF IV Series placed mortgage note borrower into default when the 10-day cure period lapsed following the issuance of a notice of default that was not cured. Management placed the loan into nonaccrual status on April 15, 2026, in accordance with its policy. As of the date of this report, management has postponed an auction to allow time for takeout financing to close. As of June 30, 2026, management has a $0.2 million loan loss reserve established on the loan.

On June 12, 2026, ROIOF Series entered into a loan participation repurchase agreement whereby Oak Institutional Credit Solutions, LLC, an affiliated entity, repurchased a participation interest equal to 18.92% of the $11.1 million senior secured loan with Clayton Realco, LLC from ROIOF Series, for a purchase price of $2.1 million.

4.	Property – held for sale, net

On February 15, 2024, the commercial office building located in Parsippany-Troy Hills, NJ, formerly owned by 11 Waterview Blvd. LLC, was acquired through foreclosure. The note originally matured on March 31, 2023 and had a carrying value of $13.5 million. Upon foreclosure, $10.3 million was recognized as real-estate owned and ROCF V Series recognized a loss of $4.3 million. The property continues to be held for sale and ROCF V Series is fielding interest from several buyer groups.

On March 5, 2025, the commercial hospitality building located in Phoenix Arizona, formerly owned by Pro Hospitality NineA, LLC, was acquired by ROIOF Series through foreclosure. The note originally matured on October 12, 2023 and had a carrying value of $16.9 million. Upon foreclosure, $16.9 million was recognized as real-estate owned and no loss was recognized. The carrying value of the property at June 30, 2026 was $17.3 million. The property is currently open and operating under the Best Western flag and the lead lender is evaluating whether switching to a different major hotel operator flag and undergoing a required property improvement plan (“PIP”) would deliver more accretive returns in the property’s ultimate liquidation.

On August 5, 2025, the multifamily apartment building located in Dallas, TX, formerly owned by 1234 Templecliff LLC, was acquired by ROCF II Series through foreclosure. The loan’s extended maturity date was March 31, 2025 and the loan had a carrying value of $2.3 million. Upon foreclosure, $2.3 million was recognized as real-estate owned and no loss was recognized. At December 31, 2025, a $0.6 million valuation reserve was established on the property. Subsequent to the end of the period, ROCF II Series sold the property for $1.1 million. The sale is expected to close on October 16, 2026. Red Oak Capital Intermediate Income Fund, LLC, an affiliated entity, holds a $0.6 million minority participation interest in the loan and will receive first priority proceeds upon closing of the sale. Oak Institutional Credit Solutions, LLC, an affiliated entity, holds a $0.5 million minority participation interest in the loan and will split the remaining $0.5 million in sale proceeds on a pari passu basis with ROCF II Series.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

4.	Property – held for sale, net (continued)

On December 23, 2025, the commercial multifamily building located in the District of Columbia, formerly known as 4069-4089 Minnesota Ave NE LLC, was acquired by ROCF IV Series through foreclosure. The note was due for maturity on March 31, 2026 and had a carrying value of $15.9 million. Upon foreclosure, $15.9 million was recognized as real-estate owned and no loss was recognized. At June 30, 2026, the property had a carrying value of $16.1 million. The Company is in the process of renovating the property and will ultimately liquidate it.

5.	Related party transactions

The Series LLC pays an annual management fee, calculated and payable on a quarterly basis in advance, to the Managing Member. The management fee is based on an annual rate of 1.75% of gross principal outstanding of all Bonds. During the six months ended June 30, 2026 and June 30, 2025, $1.6 million and $1.6 million of management fees were incurred, respectively. As of June 30, 2026 and December 31, 2025, $1.7 million and $0.9 million of management fees were payable to the Managing Member, respectively. As of January 1, 2025, ROCF II Series no longer pays a management fee to the Managing Member.

ROCF II Series pays an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the six months ended June 30, 2026 and June 30, 2025, $0.02 million and $0 of acquisition fees were incurred, respectively. As of June 30, 2026 and December 31, 2025, $0.02 million and $0 of acquisition fees were payable to the Managing Member, respectively.

ROCF IV Series, ROCF V Series, and ROIOF Series will pay a disposition fee to the Managing Member. The disposition fee is calculated as 1.00% of the proceeds received from the repayment of the principal amount of any of its debt investments or any other disposition of the underlying real estate. During the six months ended June 30, 2026 and June 30, 2025, $0.1 million and $0 of disposition fees were incurred, respectively. As of June 30, 2026 and December 31, 2025, $0.1 million and $0.1 million disposition fees were payable to the Managing Member, respectively.

The Series LLC paid organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 2.00% of the gross principal outstanding of all Bonds. During the six months ended June 30, 2026 and June 30, 2025, no organization fees were incurred. As of June 30, 2026 and December 31, 2025, no organization fees were payable to the Managing Member.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

5.	Related party transactions (continued)

Certain properties were acquired through foreclosure of loans in which the Series Funds participated, with one fund designated as the original lead lender. Upon foreclosure, the lead lender takes title to the asset and records a due to related parties payable representing the pro-rata ownership interests of the other participating funds. Correspondingly, each participating fund records a due from related party receivable for its respective pro-rata share of the asset. These intercompany balances reflect the underlying participation arrangements among the funds and are settled in the ordinary course of operations as proceeds from the operation or disposition of the assets are distributed. With respect to the property formerly owned by 1234 Templecliff LLC, ROCF II Series recorded a due to related parties payable of $0.3 million to Oak Institutional Credit Solutions, LLC, an affiliated entity. With respect to the property formerly owned by 4069-4089 Minnesota Ave NE LLC, ROCF IV Series recorded due to related party payables of approximately $3.7 million, $1.6 million, $1.1 million, and $1.6 million to ROCF II Series, ROCF V Series, ROIOF Series and Oak Institutional Credit Solutions, LLC, respectively. With respect to the property formerly owned by Pro Hospitality NineA, LLC, ROIOF Series recorded a due to related parties payable of $8.7 million to ROCF V Series.

On January 22, 2026 Red Oak Capital Holdings, LLC, an affiliated entity, issued a demand promissory note to ROCF II Series with a principal amount of $1.0 million. Interest is accrued at 5.0% per annum and any interest accrued during this period along with the principal amounts are due to Red Oak Capital Holdings, LLC upon demand by the lender. On February 3, 2026, ROCF II Series paid off the promissory note in its entirety, which also included $1,806 of outstanding interest.

On January 22, 2026 Red Oak Capital Holdings, LLC, an affiliated entity, issued a demand promissory note to ROCF V Series with a principal amount of $1.4 million. Interest is accrued at 5.0% per annum and any interest accrued during this period along with the principal amounts are due to Red Oak Capital Holdings, LLC upon demand by the lender.

The Series Funds have entered into loan participation and servicing agreements with affiliate funds, whereby the Series Funds sold participation interests in certain loans originated equal to a specific percentage of committed loan principal and providing specified interest rates to the participating funds. The interest rates on participation loans payable outstanding at June 30, 2026 are 7.50%. As of June 30, 2026 and December 31, 2025, the outstanding amount of participating loans payable was $5.1 million and $7.5 million, respectively.

6.	Member’s equity

During the six months ended June 30, 2026 and June 30, 2025, the Managing Member, as sole member of the Series LLC, made capital contributions of $0.1 million and $0.03 million, respectively. During the six months ended June 30, 2026 and June 30, 2025, the Managing Member received no distributions.

7.	Bonds payable

During the six months ended June 30, 2025, ROCF II Series issued $2.3 million of Series C Bonds as a part of the Series B Bonds exchange that reopened on February 17, 2025. The Bonds are secured by a senior blanket lien on all assets of the Company. No additional bonds were issued by the Series LLC for the period ended June 30, 2026.

As of June 30, 2026 and December 31, 2025, there have been $22.9 million and $22.9 million of debt issuance costs incurred by the Series LLC, respectively. The Series LLC capitalizes and amortizes the costs through the maturity of each Series as applicable. During the six months ended June 30, 2026 and June 30, 2025, $1.5 million and $1.6 million were amortized to interest expense, respectively.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

7.	Bonds payable (continued)

Bonds payable as of June 30, 2026 and December 31, 2025 are comprised of the following:

	2026	2025
ROCF II Series C bonds payable	$39,105,000	$39,105,000
ROCF IV Series B bonds payable	41,015,000	41,443,000
ROCF IV Series Rb bonds payable	2,991,000	3,021,000
ROCF V Series A bonds payable	34,122,000	34,938,000
ROCF V Series A R-bonds payable	2,685,000	2,685,000
ROCF V Series B bonds payable	30,542,000	30,867,000
ROCF V Series B R-bonds payable	2,444,000	2,444,000
ROIOF CORE bonds payable	5,713,000	5,713,000
ROIOF CORE R-bonds payable	1,831,000	1,831,000
ROIOF CORE 21 bonds payable	25,252,000	25,610,000
ROIOF CORE 21 R-bonds payable	3,975,000	3,975,000
ROIOF CORE 22 bonds payable	22,741,000	22,741,000
ROIOF CORE 22 R-bonds payable	3,694,000	3,694,000
ROIOF SI bonds payable	2,236,000	2,236,000
Unamortized debt issuance costs	(3,290,700)	(4,809,195)
Total bonds payable, net	$215,055,300	$215,493,805

For the six months ended June 30, 2026 and June 30, 2025, the Series LLC recorded $10.5 million and $11.1 million of bond interest expense, respectively. Bond interest expense is presented along with debt issuance cost amortization within Interest expense in the consolidated statements of operations. As of June 30, 2026 and December 31, 2025, accrued interest of $4.5 million and $4.5 million was payable to all bondholders, respectively.

Defined bond terms can be found in the corresponding series’ bond agreements.

ROCF II Bonds

The Series LLC executes quarterly interest payments to the Series C Bondholders at a rate of 9.50% per annum. The Series C Bonds were issued on December 2, 2024 and mature on December 2, 2028. Series C Bonds are redeemable on the third anniversary of the date of issuance at $800 plus accrued but unpaid interest. For redemptions made as a result of death or disability of the Bondholder, Bonds are redeemable at $900 plus accrued but unpaid interest.

The maturity date of Series B Bonds was August 1, 2024, five years following the termination of the bond offering for Series B Bonds. The Company provided notice of its exercise of its right to extend the maturity date for another six months prior to repayment of the Bonds, placing final extended maturity at February 1, 2025. The Company, pursuant to the indenture, provided notice to the bondholders that the Company does not intend to allow the bonds to automatically renew. As an alternative, given the rise in interest rates, management offered investors the option to exchange their bonds for a new series of bonds, the Series C Bonds, with a higher coupon and a four-year maturity pursuant to an exemption from registration pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended. The exchange expired on November 30, 2024, and the Series C Bonds were issued on December 2, 2024.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

7.	Bonds payable (continued)

As of December 2, 2024, $36.8 million aggregate principal amount at maturity of Series B Bonds, representing 80% of the amount of Old Bonds outstanding, had been tendered in exchange for an equal principal amount of Series C Bonds. Due to additional investor interest, management made an additional offer to exchange Series B Bonds for Series C Bonds on February 17, 2025 under materially the same terms as the initial exchange offer. The expiration of the additional exchange offer was March 24, 2025, which resulted in an additional $2.3 million of aggregate principal amount at maturity of B Bonds being tendered in exchange for equal principal amount of Series C Bond principal. The exchanges were undertaken to avoid the expense and delays associated with a new capital raise.

Due to liquidity constraints of ROCF II Series, the Series B Bonds were not redeemed on the maturity date of February 1, 2025. On March 13, 2025, UMB Bank, N.A., as the Indenture Trustee for the Series B Bondholders, issued to us a Notice of an Event of Default and Reservation of Rights related to the maturity of the remaining Series B Bonds. On June 23, 2025, ROCF II Series notified UMB Bank, N.A. and Series B Bondholders of its intent to pay in full the principal and accrued interest associated with the outstanding Series B Bonds by August 22, 2025. ROCF II Series delivered full payment of outstanding Series B Bond principal and interest to its paying agents on August 21, 2025.

Upon maturity of the Series B Bonds, bondholders who did not participate in the exchange for Series C bonds were entitled to receive a Contingent Interest Payment equal to 24% of the Spread. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member. No contingent interest was accrued or paid to the B Bondholders at the August 21, 2025 payoff. Upon maturity of Series C Bonds, bondholders will not receive a Contingent Interest Payment.

ROCF IV Bonds

The Series LLC executes quarterly interest payments to the Series B and Rb Bondholders at a rate of 8.25% and 9.00% per annum, respectively.

The maturity date of Series A and Ra Bonds was June 30, 2023, and the Series LLC elected to redeem all outstanding principal of these bonds. The maturity date for Series B and Rb Bonds was June 30, 2026. On March 5, 2026, management notified Series B and Rb Bondholders of the June 30, 2026 maturity and that the Company did not elect to automatically renew the Bonds. On the same day, management notified Series B and Rb Bondholders of its intent to extend the maturity of the Series B and Rb Bonds from June 30, 2026 to December 31, 2026 pursuant to section 2.02(c)(1) of the Indenture. The maturity date extension was taken as a proactive measure to provide sufficient runway for an orderly liquidation of the Bonds. On August 26, 2026, ROCF IV Series provided notice to Series B and Series Rb bondholders of a partial bond principal redemption effective August 31, 2026. ROCF IV Series delivered a partial redemption payment to the trustee, UMB Bank N.A., and paying agent, Vistra, on August 28, 2026 in the amount of $4.6 million, consisting of the $4.5 million partial principal repayment and $0.1 million in partial period interest on the principal amount repaid.

Series B and Rb Bonds became redeemable beginning July 1, 2024. Once the Series LLC receives written notice from the bondholder, it has 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after July 1, 2024 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after July 1, 2025.

The Series LLC’s obligation to redeem bonds in any given year pursuant to the Series B and Rb Redemption is limited to 10% of the outstanding principal balance of the Series B and Rb Bonds on January 1st of the applicable year. Bond redemptions pursuant to the Series B and Rb Redemption will occur in the order that notices are received.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

7.	Bonds payable (continued)

ROCF V Bonds

The Series LLC executes quarterly interest payments to the Series A Bondholders, Series A R-Bondholders, Series B Bondholders, and Series B R-Bondholders at a rate of 7.50%, 8.00%, 7.50%, and 8.00% per annum, respectively.

The maturity date of Series A Bonds and Series A R-bonds was December 31, 2026 and the maturity date of Series B Bonds and Series B R-Bonds is December 31, 2027. Upon maturity of the Bonds, bondholders are eligible to receive a Contingent Interest Payment equal to 20% of the Spread. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member. On August 13, 2026, ROCF V Series provided notice of its right to extend the maturity date, originally December 31, 2026, for an additional six months prior to repayment of the outstanding 7.50% A Bonds and A R Bonds, placing final extended maturity at June 30, 2027. The maturity date extension was taken as a proactive measure within the terms of the bond indenture to provide sufficient runway for an orderly liquidation of the Bonds.

The Series A Bonds and Series A R-Bonds became redeemable beginning January 1, 2024. Once the Series LLC receives written notice from the bondholder, it has 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after

January 1, 2024 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2026.

The Series B Bonds and Series B R-Bonds became redeemable beginning January 1, 2025. Once the Series LLC receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2025 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2027.

The Series LLC’s obligation to redeem bonds in any given year pursuant to this Optional Redemption is limited to 15% of the outstanding principal balance of the Series A Bonds, Series A R-bonds, Series B Bonds, and Series B R-Bonds, in aggregate, on January 1st of the applicable year. Bond redemptions pursuant to the Optional Redemption will occur in the order that notices are received.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the Series LLC retains the right to automatically renew the bonds at the same interest rate for an additional five years unless redeemed upon maturity at the Series LLC or the bondholders’ election. The Series LLC also retains the right to extend the maturity date of the bonds to ensure an orderly liquidation.

ROIOF Bonds

The Series LLC executes quarterly interest payments to the CORE, CORE 21, and CORE 22 Bondholders at a rate of 8.00% per annum; to the CORE R-, CORE 21 R-, and CORE 22 R-Bondholders at a rate of 8.65% per annum; and to the SI Bondholders at a rate of 8.50% per annum.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

7.	Bonds payable (continued)

The maturity date of CORE Bonds and CORE R-Bonds issued in 2020 was June 30, 2026. The maturity date of CORE 21 Bonds and CORE 21 R-Bonds is June 30, 2027. The maturity date of CORE 22 Bonds and CORE 22 R-Bonds is June 30, 2028. The maturity date of SI Bonds is June 30, 2028. On May 1, 2026, ROIOF Series provided notice of its right to extend the maturity date, originally June 30, 2026, for an additional six months prior to repayment of the outstanding 8.00% CORE Bonds and 8.65% CORE R Bonds, placing final extended maturity at December 31, 2026. The maturity date extension was taken as a proactive measure within the terms of the bond indenture to provide sufficient runway for an orderly liquidation of the Bonds. Upon the maturity of the Bonds, the CORE and CORE R-Bondholders are eligible to receive a Contingent Interest Payment equal to 20% of the Spread, and the SI Bondholders are eligible to receive a Contingent Interest Payment equal to 30% of the Spread. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member.

The Bonds are redeemable at the election of the Bondholder beginning 90 days from the issuance date of the applicable Bond. Once the Series LLC receives written notice from the bondholder, it will have 90 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $850 plus any accrued but unpaid interest on the Bond if the notice is received on or after 90 days from the issuance date of the Bond and on or before June 30th of the third year following the year of issuance; (ii) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after July 1st of the third year following the year of issuance and on or before June 30th of the fifth year following the year of issuance; and (iii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after July 1st of the fifth year following the year of issuance and on or before its maturity date.

The Series LLC’s obligation to redeem bonds in any given year pursuant to this Redemption is limited to 15% of the outstanding principal balance of the Bonds on January 1st of the applicable year. Bond redemptions will occur in the order that notices are received.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the Bonds will be automatically renewed at the same interest rate for an additional five years, unless redeemed upon maturity at the Series LLC or the bondholders’ election.

Future maturities of bonds payable as of June 30, 2026 are as follows:

Years ending December 31,	Amount
2026	$51,550,000
2027	99,020,000
2028	67,776,000
Total bonds payable, gross of unamortized debt issuance costs	$218,346,000

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

8.	Line of credit

On January 7, 2025, the Company’s subsidiaries, ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, and ROIOF SPV, LLC, and two of the Company’s affiliates, ROCF VI SPV, LLC and ROCF VII SPV, LLC, entered into a $50 million secured revolving loan facility and security agreement with Cross River Bank in which ROCF VII SPV, LLC serves as the Borrower Representative. The facility is secured by all property and assets of the companies, and all other collateral, security granted, and securities pledged to the facility. Borrowings under the facility accrue interest at the one-month tenor of Term SOFR plus an applicable margin. The facility expires on January 7, 2028.

Loan facility activity for the periods ended June 30, 2026 and December 31, 2025 consisted of the following:

	ROCF II SPV, LLC	ROCF IV SPV, LLC	ROCF V SPV, LLC	ROIOF SPV, LLC	Consolidated
Credit facility outstanding at January 1, 2025, gross	$-	$-	$-	$-	$-
Add: Credit facility drawdowns	2,369,500	5,462,249	1,881,250	6,892,125	16,605,124
Less: Credit facility paydowns and transfers	(2,184,961)	(2,581,250)	(500,000)	(3,267,125)	(8,533,336)
Credit facility outstanding at December 31, 2025, gross	184,539	2,880,999	1,381,250	3,625,000	8,071,788
Add: Credit facility drawdowns	-	375,000	-	190,000	565,000
Less: Credit facility paydowns and transfers	(34,539)	(737,500)	(1,000,000)	(750,000)	(2,522,039)
Credit facility outstanding at June 30, 2026, gross	$150,000	$2,518,499	$381,250	$3,065,000	$6,114,749

As of June 30, 2026 and December 31, 2025, there have been $0.8 million and $0.8 million of debt issuance costs incurred by the Series, LLC, respectively, related to the Cross River Bank Credit Facility. The Series, LLC capitalizes and amortizes these costs through the maturity date of the facility. During the six months ended June 30, 2026 and June 30, 2025, $0.1 million and $0.1 million were amortized to interest expense, respectively.

9.	Commitments and contingencies

The Series, LLC has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Series LLC. The Series LLC is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

10.	Subsequent events

On September 10, 2026, the Series LLC’s sponsor, Red Oak Capital Holdings, LLC, merged with and into The Oak Companies, Inc.

ROCF II Series

On July 27, 2026, mortgage loan borrower 21 West QOZ, LLC paid off its $4.0 million loan, resulting in a full repayment of the loan’s principal amount, interest, fees, and reserves. ROCF II Series held $0.6 million of the loan at time of the payoff.

On September 16, 2026, ROCF II Series sold the multifamily apartments located in Dallas, TX for $1.1 million. The sale is expected to close on October 16, 2026. The Company foreclosed on the loan with 1234 Templecliff LLC on August 5, 2025. Red Oak Capital Intermediate Income Fund, LLC, an affiliated entity, holds a $0.6 million minority participation interest in the loan and will receive first priority proceeds upon closing of the sale. Oak Institutional Credit Solutions, LLC, an affiliated entity, holds a $0.5 million minority participation interest in the loan and will split the remaining $0.5 million in sale proceeds on a pari passu basis with ROCF II Series.

Red Oak Capital Fund Series, LLC and its Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2026 and December 31, 2025

(Unaudited)

10.	Subsequent events (continued)

ROCF IV Series

On August 12, 2026, the Company sold the $2.8 million loan with 551 Albany Ave., LLC to an unaffiliated third party for $2.6 million. Net proceeds from the loan sale were $1.2 million after accounting for a $1.4 million buyer credit for remaining unfunded construction reserves.

On August 14, 2026, mortgage note borrower Milwaukee Logan Investments, LLC Series 3 paid off its $3.3 million note resulting in a full payoff of the loan’s carrying amount.

On August 26, 2026, ROCF IV Series provided notice to Series B and Series Rb bondholders of a partial bond principal redemption effective August 31, 2026. ROCF IV Series delivered a partial redemption payment to the trustee, UMB Bank N.A., and paying agent, Vistra, on August 28, 2026 in the amount of $4.6 million, consisting of the $4.5 million partial principal repayment and $0.1 million in partial period interest on the principal amount repaid.

ROCF V Series

On August 13, 2026, ROCF V Series provided notice of its right to extend the maturity date, originally December 31, 2026, for an additional six months prior to repayment of the outstanding 7.50% Senior Secured A Bonds (“A Bonds”) and 8.00% Senior Secured A R Bonds (“A R Bonds”), placing final extended maturity at June 30, 2027. The maturity date extension was taken as a proactive measure within the terms of the bond indenture to provide sufficient runway for an orderly liquidation of the Bonds.

On August 27, 2026, mortgage note borrower Sky Irondequoit, LLC paid off its $8.6 million loan, resulting in a full payoff inclusive of the loan’s principal, interest, fees, and remaining reserves. ROCF V Series held $1.5 million of the loan at time of payoff.

ROIOF Series

On September 16, 2026, the Company entered into a note sale agreement with a third party to sell the $9.0 million loan with Scripps Two, LLC for $10.0 million. Closing is anticipated to occur in October 2026.

The consolidated financial statements were approved by management and available for issuance on October 1, 2026. Subsequent events have been evaluated through this date.

Item 4. Exhibits

Exhibit No.	Description of Exhibit
2.1	Certificate of Formation of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)
2.2	Limited Liability Company Agreement of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)
3.1	Form of Indenture related to notes issued by Red Oak Capital Fund II, LLC (incorporated by reference to Exhibit 3(a) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)
3.2	Form of Series A Bond issued by Red Oak Capital Fund II, LLC (incorporated by reference to Exhibit 3(b) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)
3.3	Form of Series B Bond issued by Red Oak Capital Fund II, LLC (incorporated by reference to Exhibit 3(c) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)
3.4	First Supplemental Indenture dated September 20, 2023 with respect to indenture and notes assumed by ROCF II Series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 3.4 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)
3.5	Second Supplemental Indenture dated October 5, 2023 with respect to indenture and notes assumed by ROCF II Series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 3.5 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)
3.6	Form of Indenture related to notes issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(a) to the Offering Statement on Form 1-A/A filed with the SES by Red Oak Capital Fund IV, LLC on December 27, 2019)
3.7	Form of Series A Bond issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(b) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)
3.8	Form of Series B Bond issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(c) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)
3.9	Form of Series Ra Bond issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(d) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)
3.10	Form of Series Rb Bond issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(e) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)
3.11	Supplemental Indenture dated October 5, 2023 with respect to indenture and notes assumed by ROCF IV Series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 3.11 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)
3.12	Form of Indenture related to notes issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(a) to the Offering Statement on Form 1-A filed with the SEC by Red Oak Capital Fund V, LLC on July 8, 2020)
3.13	Form of Series A Bond issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(b) to the Offering Statement on Form 1-A filed with the SEC by Red Oak Capital Fund V, LLC on July 8, 2020)
3.14	Form of Series A R-Bond issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(c) to the Offering Statement on Form 1-A filed with the SEC by Red Oak Capital Fund V, LLC on July 8, 2020)
3.15	First Supplemental Indenture related to notes issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(b) to the Offering Statement on Form 1-A POS filed with the SEC by Red Oak Capital Fund V, LLC on August 13, 2021)
3.16	Form of Series B Bond issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(e) to the Offering Statement on Form 1-A POS filed with the SEC by Red Oak Capital Fund V, LLC on August 13, 2021)
3.17	Form of Series B R-Bond issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(c) to the Offering Statement on Form 1-A POS filed with the SEC by Red Oak Capital Fund V, LLC on August 13, 2021)
3.18	Second Supplemental Indenture dated October 5, 2023 with respect to indenture and notes assumed by ROCF V Series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 3.18 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)

3.19	Form of Indenture related to ROCF II Series’ 9.5% Senior Secured Bonds (Series C Bonds) due 2028 between ROCF II Series, a series of Red Oak Capital Fund Series, LLC and UMB, N.A., as trustee (incorporated by reference to Exhibit 3.6 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 29, 2024)
3.20	Form of Pledge and Security Agreement, between ROCF II Series, a series of Red Oak Capital Fund Series, LLC and UMB, N.A., as trustee, relating to the ROCF II Series’ 9.5% Senior Secured Bonds (Series C Bonds) due 2028 (incorporated by reference to Exhibit 3.7 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 29, 2024)
3.21	Form of Indenture between ROCF II Series, a series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit T3C-1 to the Application on Form T-3 filed with the SEC by Red Oak Capital Fund Series, LLC on November 18, 2024)
6.1	Pledge and Security Agreement executed by Red Oak Capital Fund II, LLC (incorporated by reference to Exhibit 3(d) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)
6.2	Pledge and Security Agreement executed by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(f) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)
6.3	Pledge and Security Agreement executed by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(d) to the Offering Statement on Form 1-A filed with the SEC by Red Oak Capital Fund V, LLC on July 8, 2020)
6.4	First Amendment to Pledge and Security Agreement executed by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(h) to the Offering Statement on Form 1-A POS filed with the SEC by Red Oak Capital Fund V, LLC on August 13, 2021)
6.5	Commercial Loan Agreement, dated March 19, 2021, by and between Willow Run, L.L.C. and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on March 25, 2021)
6.6	Commercial Promissory Note, dated March 19, 2021, issued by Willow Run, L.L.C.in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on March 25, 2021)
6.7	Commercial Loan Agreement, dated March 26, 2021, by and between 4559 Benning Rd SE LLC and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on April 1, 2021)
6.8	Commercial Promissory Note, dated March 26, 2021, issued by 4559 Benning Rd SE LLC in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on April 1, 2021)
6.9	Warrant Agreement, dated March 26, 2021, issued by 4559 Benning Rd SE LLC (incorporated by reference to Exhibit 6.3 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on April 1, 2021)
6.10	Commercial Loan Agreement, dated as of April 30, 2021, by and between 4303-4313 Wheeler RD SE LLC and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on May 10, 2021)
6.11	Commercial Promissory Note, dated as of April 30, 2021, issued by 4303-4313 Wheeler RD SE LLC in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on May 10, 2021)
6.12	Warrant Agreement, dated as of April 30, 2021, issued by 4303-4313 Wheeler RD SE LLC (incorporated by reference to Exhibit 6.3 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on May 10, 2021)
6.13	Commercial Loan Agreement, dated as of July 23, 2021, by and KCSL, LLC, 3592 Procyon, LLC and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on July 29, 2021)
6.14	Commercial Promissory Note, dated as of July 23, 2021, issued by KCSL, LLC and 3592 Procyon, LLC in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on July 29, 2021)
6.15	Commercial Loan Agreement, dated as of December 20, 2021, by and among 939 4th, LLC and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on December 23, 2021)
6.16	Promissory Note, dated as of December 20, 2021, issued by 939 4th, LLC in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on December 23, 2021)
7.1	Agreement and Plan of Merger, entered into as of September 29, 2023, by and among Red Oak Capital GP, LLC, a Delaware limited liability company, Red Oak Capital Fund Series, LLC, a Delaware series limited liability company, Red Oak Capital Fund II, LLC, a Delaware limited liability company, Red Oak Capital Fund IV, LLC, a Delaware limited liability company, Red Oak Capital Fund V, LLC, a Delaware limited liability company, and Red Oak Income Opportunity Fund, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 7.1 to the Current Report on Form 1-U/A filed with the SEC by Red Oak Capital Fund II, LLC on October 5, 2023)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND SERIES, LLC, a Delaware limited liability company

By:	Red Oak Capital GP, LLC, a Delaware limited liability company
Its:	Sole Member and Manager

By:	The Oak Companies, Inc.,
a Delaware corporation
Its:	Sole Member

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer

Date:	October 1, 2026

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Sole Member and Manager

By:	/s/ Thomas McGovern
Name:	Thomas McGovern
Its:	Chief Financial Officer of the Sole Member of the Sole Member and Manager

Date:	October 1, 2026